UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s Interim Report (2Q) for the year 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 29, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2025 to June 30, 2025)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2025 to June 30, 2025)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Lee, Ju tae
Lee, Ju tae
President and Representative Director
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR office, Senior Vice President
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

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I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company”, formerly POSCO)1)

(1) Change of the company name: At the Extraordinary General Meeting of Shareholders convened on January 28, 2022, POSCO (the “Company”) approved the vertical spin-off plan, as proposed. Therefore, the name of the company was changed from ‘POSCO’ to ‘POSCO HOLDINGS INC.,’ effective March 2, 2022.

The Company’s business scope is as follows:

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

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2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.
Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2025	Increase	Decrease	June 30, 2025
Listed	6	—	—	6	6
Unlisted	187	2	2	187	82
Total	193	2	2	193	88

*	The number of consolidated companies above does not include POSCO HOLDINGS.
*	Among listed corporations, there is one overseas corporation
(5 domestic corporations and 1 overseas corporation).
*	Newly included: POSCO Deep Tech Technology Finance Fund, FUTURE GRAPH CO., LTD.
*	Excluded subsidiaries: SANPU TRADING Co., Ltd., NEH Co., Ltd.

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 12, 2021	Ordinary	Inside Director CHUNG, Chang Hwa	Representative Director CHOI, Jeong Woo	Inside Director CHANG, In Hwa
		Outside Director YOO, Young Sook	Representative Director KIM, Hag Dong	Outside Director KIM, Joo Hyun
		Outside Director KWON, Tae-Kyun	Representative Director CHON, Jung Son	Outside Director BAHK, Byong Won
		—	Inside Director JEONG, Tak	—
			Outside Director KIM, Sung Jin	—

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 18, 2022	Ordinary	Inside Director YOO, Byeong Og	Representative Director CHON, Jung Son	Representative Director KIM, Hag Dong
		Non-standing Director KIM, Hag Dong	Inside Director CHUNG, Chang Hwa	Inside Director JEONG, Tak
		Outside Director YOO, Jin Nyong*	Outside Director PAHK, Heui Jae	Outside Director KIM, Shin Bae
		Outside Director SOHN, Sung Kyu*		Outside Director CHUNG, Moon Ki
March 17, 2023	Ordinary	Representative Director JEONG, Ki Seop	Inside Director YOO, Byeong Og	Representative Director CHON, Jung Son
		Inside Director KIM, Ji Yong	Non-standing Director KIM, Hag Dong	Inside Director CHUNG, Chang Hwa
		Outside Director KIM, Joon Gi*		Outside Director CHANG, Seung Wha
March 21, 2024	Ordinary	Representative Director CHANG, In Hwa	Representative Director JEONG, Ki Seop	Representative Director CHOI, Jeong Woo
		Inside Director KIM, Jun Hyung	Outside Director YOO, Young Sook	Inside Director KIM, Ji Yong
		Inside Director KIM, Ki Soo	Outside Director KWON, Tae Kyun	Inside Director YOO, Byeong Og
		Outside Director PARK, Sung Wook**		Outside Director KIM, Sung Jin
Outside Director PAHK, Heui Jae***
March 20, 2025	Ordinary	Representative Director LEE, Ju tae	Inside Director KIM, Ki Soo	Representative Director CHANG, In Hwa
		Inside Director CHUN, Sung Lae	Outside Director YOO, Jin Nyong	Inside Director KIM, Jun Hyung
Outside Director SOHN, Sung Kyu****

*	The Outside Director KIM, Joon Gi was newly appointed as Audit Committee Member at the General Meeting of Shareholders held on March 17, 2023.
**	The newly appointed Outside Director PARK, Sung Wook was elected as an Outside Director to become an Audit Committee Member at the General Meeting of Shareholders held on March 21, 2024.
***	The Outside Director PAHK, Heui Jae voluntarily resigned from the General Meeting of Shareholders held on March 21, 2024.
****	The Outside Director SOHN, Sung Kyu was re-appointed as Audit Committee Member at the General Meeting of Shareholders held on March 20, 2025.

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(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

a) From SK Telecom to National Pension Service

b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2019: Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2) September 2019: Handover of business right of LNG terminal to POSCO ENERGY

(3) September 2019: Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(4) January 2022: Handover of logistic related business to POSCO Terminal

(5) March 2022: Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

3. Changes in Share Capital

There have been no changes in share capital in the last 5 years.

	(Unit: Share, KRW/share, KRW million)
Type	Details	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Common Stock	Total number of issued shares	**80,932,952	*82,624,377	84,571,230
	Par value (KRW)	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value (KRW)	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value (KRW)	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

*

Due to the decision to cancel treasury shares by the resolution of the board of directors on July 12, 2024, the total number of shares issued by the company was decreased from 84,571,230 to 82,624,377, and there is no change in capital.

**

Due to the decision to cancel treasury shares by the resolution of the board of directors on February 19, 2025, the total number of shares issued by the company was decreased from 82,624,377 to 80,932,952, and there is no change in capital.

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2025)
Authorized Shares	Issued Shares
200,000,000	80,932,952

ø	Currency of the Republic of Korea is the Korean Won (“KRW”).
ø	Par Value: KRW 5,000 per share
ø

Due to the decision to cancel treasury shares by the resolution of the board of directors on February 19, 2025, the total number of shares issued by the company was decreased from 82,624,377 to 80,932,952 without any change in capital. For more detailed information, please refer to the ‘Cancellation of Treasury Shares’ disclosed on February 19, 2025, at SEC.

B. Treasury Shares Acquisition and Disposal

(As of June 30, 2025)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	remark
Direct	Common Stock	3,687,724	—	—	1,691,425	1,996,299	(1)
Trust Contract		3,315,874	—	—	—	3,315,874

Total		7,003,598	—	—	1,691,425	5,312,173	(2)

(1) On February 19, 2025, the board of directors resolved to cancel 1,691,425 previously acquired treasury shares, reducing the number of treasury shares from 7,003,598 to 5,312,173. For more detail, please refer to the ‘Cancellation of Treasury Shares’ disclosed on February 19, 2025, to the SEC.

(2) The aforementioned number of treasury shares includes 83,671 treasury shares which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury shares subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

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Changes after the reporting date (June 30, 2025) of the disclosure

- On August 12, 2025, the board of directors resolved to pay a cash dividend of 2,500 won per common share for the second quarter, and an additional 1,528 treasury shares subject to exchange bonds were deposited. As of the date of this submission, the number of deposited shares is 86,611. For more detailed information, please refer to the ‘Adjustment of Conversion Price, Exercise Price of New Share Subscription Rights, and Exchange Price’ announcement dated August 12, 2025.

5. Voting Rights

	(As of June 30, 2025)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	80,932,952	—
(2) Shares without Voting Rights	5,312,173	Treasury stock
(3) Shares with Voting Rights	75,620,779	—

6. Earnings and Dividends

	(Unit: KRW million)
	2025.1H	2024	2023
(Consolidated) Profit*	462,161	1,094,917	1,698,092
(Separate) Profit	634,903	1,621,282	799,578
Earnings per Share** (Consolidated, KRW)	6,112	14,451	22,382
Cash Dividend Paid	378,104	757,485	758,762
Pay-out Ratio (Consolidated, %)	81.8	69.2	44.7
Dividend per Share (KRW)	5,000	10,000	10,000
Dividend Yield (%)	1.7	4.0	2.4

*	(Consolidated) Profit: Profit attributable to owners of the controlling company
**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS

Changes after the record date (June 30, 2025) of the disclosure

- On August 12, 2025 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay KRW 2,500/share of cash dividend (Total Cash Dividend Amount KRW189.1 billion) for 2Q 2025.

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7. Stock Price and Trading Volume

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(Unit: KRW/share, Thousand shares)

		January 2025	February 2025	March 2025	April 2025	May 2025	June 2025
Common share	Highest Price	271,000	282,000	332,000	279,500	263,000	269,500
	Lowest Price	250,000	230,500	268,000	249,500	233,500	244,000
	Average Price	260,556	255,150	303,575	259,341	249,368	259,737
Trading volume	Daily highest	509	1,048	1,586	639	441	496
	Daily lowest	154	180	209	129	132	208
	Monthly	5,222	8,890	11,173	6,495	4,599	6,329

B. New York Stock Exchange

(Unit: USD/ADS*, Thousand ADS*)

		January 2025	February 2025	March 2025	April 2025	May 2025	June 2025
American Depositary Share (ADS)	Highest Price	46.26	48.47	55.32	47.44	47.02	49.85
	Lowest Price	42.56	39.82	45.51	41.43	42.75	44.31
	Average Price	44.87	43.92	51.13	45.16	45.20	47.71
Trading volume	Daily highest	286	588	1,530	871	537	254
	Daily lowest	97	114	147	110	106	81
	Monthly	3,956	5,653	10,640	8,149	4,026	3,019

*	ADS: One American Depositary Share represents one-fourth of one Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel, Infrastructure (Trading), Infrastructure (Construction), Infrastructure (Logistics and associated businesses), Rechargeable Battery Materials, and Others.

B. Summary of Financial Status of Segment

					(Unit: KRW million)
Business Segment	2025.1H		2024		2023
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	29,843,266	1,059,636	62,200,920	1,636,808	63,538,698	2,556,779
Infrastructure (Trading)	21,221,133	583,281	42,903,253	1,113,710	42,943,752	1,133,512
Infrastructure (Construction)	3,836,040	(87,914)	9,829,578	64,804	10,267,503	197,352
Infrastructure (Logistics and etc.)	1,757,015	41,223	4,139,201	147,603	3,945,953	202,010
Rechargeable Battery Materials	1,693,522	-241,804	3,829,851	-277,472	4,821,886	-161,334
Others	867,963	615,394	2,111,150	1,600,212	1,562,214	1,106,332
Total	59,218,939	1,969,816	125,013,953	4,285,664	127,080,006	5,034,651

*	Based on aggregation including internal transactions among affiliates.
*	‘Energy Materials’ segment was renamed as ‘Rechargeable Battery Materials’ by management decision in June 2025.

2. Business Status of Segments

A. Steel

There are 85 consolidated companies in the steel segment, e.g., POSCO, POSCO STEELEON, and overseas subsidiaries, including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China, and overseas processing centers.

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∎ POSCO

(1) Summary of Business

POSCO produces steel components, such as hot rolled, cold rolled, and stainless steel, at Pohang Steelworks and Gwangyang Steelworks, of which latter is the largest in the world.

Steel is a key industry that has served a pivotal role in achieving national economic development. Steel is used as a basic material in diverse manufacturing businesses, such as automobiles, shipbuilding, home appliances, and construction; therefore, steel, by its nature, is intricately connected to the frontline industries.

In the first half of 2025, global crude steel production posted a moderate year-on-year decline, despite continued demand from emerging economies, such as India. The slowdown is attributed to the global uncertainties driven by U.S. tariffs and sluggish demand in key industries, including China’s housing sector.

Global Crude Steel Production

	(Million Ton, %)
Crude Steel Production	2025.1H	2024	2023
Global	934	1,839	1,850
Korea	31	64	67
(Ratio)	(3.3%)	(3.5%)	(3.6%)

Source: worldsteel (www.worldsteel.org)

The steel industry is affected by the business cycle and fluctuations in the demand industry.

Therefore, steel demand is impacted by changes in the real economy as well as market conditions of demand industries, i.e., shipbuilding, automobiles, home appliance, and construction.

The steel industry is a capital- and technology-intensive industry that requires massive initial investment. Hence, steelmakers are focused on reducing production costs to achieve price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnership with key customers and by devising comprehensive responses, such as marketing, R&D, technology services, and productions, to address global protectionism. In addition, we are expanding steel processing centers to meet the needs of global frontline industries, such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases in Indonesia (upstream) and India (cold-rolling mills). Additionally, we are seeking opportunities to expand overseas production capacity; one such example is the JV project completed with Hebei Steel in 2023.

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On the production side, we are developing strategic, high value-added World Top Premium products and upgrading sales network to respond to the growing demand for next-generation, carbon-reduced steel to actively respond to the growing demand for next-generation, carbon-reduced steel in new mobility, low-carbon energy, and smart infrastructure. Furthermore, we aim to lead the global initiative to achieve carbon net-zero; hence we have developed a decarbonization roadmap, which includes the construction of a HyREX (hydrogen-based steelmaking) technology demo plant.

(2) Market Share

					(Million Ton, %)
Category	2025.1H		2024		2023
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	31	100%	64	100%	67	100%
POSCO	17	56%	35	55%	36	54%
Others	14	44%	29	45%	31	46%

Source: worldsteel (www.worldsteel.org)

The steel industry’s major demand sectors include automobiles, shipbuilding, and construction, in which steel is a key raw material. The company’s sales consists of approximately 52% domestic sales and 48% exports, with Japan, Europe, and Southeast Asia accounting for a significant portion of exports. We maintain a make-to-order production and sales system while keeping the proportion of direct sales to end-users in the domestic market at around 61% to secure sales stability.

The company has established a mid- to long-term roadmap to achieve net zero emissions by 2050. We are developing technologies to reduce carbon emissions in existing processes, introducing large-scale electric furnaces, and pursuing a phased transition of facilities and processes that includes commercialization of the HyREX (hydrogen-based steelmaking) process. At the same time, we are focusing company-wide efforts on securing a stable supply of carbon-reduced raw materials such as scrap and HBI. From 2026, we plan to produce carbon-reduced, high value-added products using electric furnaces.

Building on the expertise we accumulated on building and operating a Smart Factory since 2017, we are accelerating the implementation of the Intelligent Factory that connects all areas of business, from production, logistics, to office operations, with the Digital Twin technology.

Safety is our top priority and a core value of our corporate culture. We are reinforcing safety by identifying potential hazards in the workplace and ensuring compliance to safety standards, while also developing smart safety solutions utilizing AI and IoT technologies.

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Even though POSCO is an unlisted company and therefore does not have any obligation to establish a special committee under the board of directors, we have created an ESG committee to strengthen our external communication with interested parties. Furthermore, we have also established an audit committee to support ESG governance. As a result, the company has been named Sustainability Champion by the World Steel Association — an honor awarded to leading companies in the ESG field — for four consecutive years.

∎ POSCO STEELEON

POSCO STEELEON offers differentiated value by developing new market and technology and by providing designs and solutions in both domestic and overseas surface-treated steel market.

The surface-treated steel market is divided into general-purpose and high-end segments. Competition is fierce in the general-purpose market because product technology is standardized and the market is flooded with low-priced Chinese products. On the other hand, we believe that the market for high-end material not only generates high added value but also has potential to grow in terms of size.

Despite challenges posed by oversupply of domestic and foreign steel products and slowdown in demand industries, POSCO STEELEON is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products, such as aluminum coated sheets, galvanized steel sheets with high corrosion resistance, and Print/Lami color steel sheets.

POSCO STEELEON is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development customized to customer needs. In addition, POSCO STEELEON is preparing to expand its overseas business; the company operates a color steel sheet production line (50,000 ton) and coated steel sheet production line (20,000 ton) in Yangon, Myanmar, securing a bridgehead in Southeast Asia, a region projected for rapid growth.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of packaging and supplementary materials for steel. This includes aluminum deoxidizers, which removes oversaturated oxygen in the steelmaking process. POSCO M-TECH continuously develops packaging machines and materials for steel products. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automated equipment.

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Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(2) Market Share

						(Ton)
Category	2025.1H		2024		2023
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	17,681	39.9%	38,284	44.3%	31,984	44.7%
PJ Metal	26,911	60.1%	48,231	55.7%	39,600	55.3%
Total	44,772	100.0%	86,515	100.0%	71,584	100.0%

The exact market share of aluminum deoxidizers cannot be estimated since total domestic production and sales volume are not tallied.

B. Infrastructure [Trading]

There are 38 subsidiaries in the trading segment, including POSCO International.

∎ POSCO INTERNATIONAL

[Trading]

The industrial environment is becoming increasingly challenging as protectionism intensifies in major economies and global economic downturn continues. Nevertheless, POSCO International is pioneering new markets and businesses. Leveraging its long-accumulated know-how and extensive overseas network, the company is strengthening the value chains of its core businesses — including materials, mobility, and food — while fostering future growth through its bio business.

Market Share

	(Unit: USD million)
Category	2025.1H	2024.1H	Growth Rate
All Trading Companies in Korea	334,721	334,815	-0.03%
POSCO International Corp.	3,957	4,239	-6.65%

Source: Korea International Trade Association (www.kita.net)

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-

Steel/Mobility business: Through collaboration with other POSCO Group affiliates, we are generating synergies to expand our business portfolio. We are in the process of establishing supply chains for the renewable energy industry and Hot Briquetted Iron (HBI) feedstock for the steelworks, while further strengthening our role in securing stable raw material supplies for rechargeable battery materials.

-

Motor core business: POSCO INTERNATIONAL started engaging in the electric vehicle (EV) motor core business with POSCO Mobility Solution, the company’s subsidiary. We plan to expand our motor core production to 7.5 million by 2030.

-

Palm farm in Indonesia: POSCO INTERNATIONAL has developed a palm plantation in Indonesia, establishing a local palm oil production system and gradually expanding sales. In December 2022, the company established another Crude Palm Oil (CPO) mill, expanding annual CPO production to approximately 250,000 tons. Furthermore, the company is pursuing sustainable palm farming through RSPO certification.

[Energy]

Global demand for natural gas remains strong, particularly with rising power demand from AI-driven growth of the digital industry. Asia’s surging energy demand is also boosting the oil and gas development sector. The company aims to enhance competitiveness in the energy business and ensure stable operations in a shifting market.

-

Myanmar Gas Field business: In February 2021, as part of the third phase of the development project, the company began EPCIC to install a gas compression platform to produce low-pressure gas from the reservoir. Since completing construction in April 2024, the company has been producing gas through the new facilities since May 2024. Additionally, in July 2025, we began construction on the fourth phase of the development project, which will secure additional reserves to sustain the current level of gas production, with plans to begin operation in 2027.

-

LNG business: The company began LNG trading in 2017, drawing on its expertise in developing international energy sources, to meet POSCO Group’s LNG demand. In 2023, POSCO INTERNATIONAL acquired POSCO Energy and obtained an additional value chain across the LNG business, from LNG import terminals to power generation.

-

Onshore gas business in Australia: For timely implementation of the Group’s decarbonization and hydrogen business strategies and to expand its existing energy business, currently centered in Myanmar, the company acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, that produces gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Considering strong international oil prices and the shortage of domestic gas supply in eastern Australia, the company has launched additional development projects with the goal to triple gas production by 2025.

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-

LNG terminal & connected business: The Gwangyang LNG Terminal, Korea’s first privately operated LNG import terminal, has a storage capacity of 930,000 kL across six tanks. Serving as a key facility in the LNG value chain, it plays a pivotal role in connecting upstream LNG production with the downstream gas supply to end-users. The company is pursuing phased expansion beyond Gwangyang to meet both local demand and captive demand within the Group, while actively expanding into LNG bunkering, ship commissioning, and trading businesses.

-

Power generation business: As the first private power generator in Korea, our Incheon LNG Combined Cycle Power Plant has been delivering reliable power supply to the Seoul metropolitan area for over 50 years. Located in Incheon’s Seo-gu district, the plant operates seven combined cycle power generators with total capacity of 3,412 MW, which accounts for about 9% of the region’s generation capacity. The power plant is a smart power generation facility, incorporating IoT and big data technologies in its operations.

-

Domestic onshore wind power business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon in Sinan-gun city of the Jeollanam-do province. We are operating 20 onshore wind power generators since their installation in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which is equivalent to removing 49,000 tons of carbon dioxide emissions annually.

B. Infrastructure [Construction]

There are 25 subsidiaries in construction segment including POSCO E&C.

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, infrastructure and building works.

[Plant Business]

POSCO E&C has established a unique position in the domestic steel plant sector with extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets, such as India, Brazil, and Indonesia, enhancing its reputation as a global player. Recently, the company has focused on carbon-reduced steel technologies and water electrolysis projects. In power generation, POSCO E&C was the first construction company to enter the South American market in 2006 to build coal-fired and gas combined cycle power plants in Chile, Peru, and Panama. The company is also expanding involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. In addition, by being the first in the world to apply high-manganese steel in LNG tank construction, the company has participated in numerous domestic and overseas LNG terminal projects. We have also built multiple plants in Pohang, Gwangyang, Argentina, and North America to produce raw materials and components for the rechargeable battery.

17

[Infrastructure Business]

The company has an extensive track record in various sectors, including roads, bridges, airports, seaports, and water treatment, and continues to expand its presence in the world. It is currently undertaking large-scale private investment projects in Korea, such as the West Inland Expressway and the GTX-B (Great Train Express) line in the Seoul metropolitan area. As for overseas projects, POSCO E&C has built railway depots in South America and Southeast Asia. In Poland, it has secured multiple contracts for waste incineration plants. Going forward, the company is preparing to expand its business into new areas, e.g., underground transportation infrastructure and recycling projects.

[Construction Business]

POSCO E&C has led the development of Songdo International Business District, with a proven track record of successfully constructing landmark high-rise buildings, such as Busan LCT and Yeouido Parc1. The company also holds the industry record for the highest number of contracts in urban renewal and remodeling projects, i.e., redevelopment and reconstruction. Going forward, POSCO E&C plans to further diversify its portfolio to include the senior residence building projects.

B. Infrastructure [Logistics and associated businesses]

There are 13 subsidiaries of logistics and associated business segment including POSCO Flow and POSCO DX.

∎ POSCO DX

POSCO DX has both IT and operation automation technology (OT) capabilities. By converging IT and OT, the company has acquired prominence in applying this technology to manufacturing. Leveraging its proprietary AI-based platform, PosFrame, POSCO DX rolled out the Smart Factory technologies at POSCO’s steelworks and has since expanded its application into rechargeable battery material production processes as well as food & beverage manufacturing. As a result, POSCO DX is now known as a specialized provider of Smart Factory solutions. More recently, the company has been integrating AI and robotics to kick Smart Factory operations into next gear and to build the Intelligent Factory.

In addition, based on its capabilities in building fulfillment logistics systems and hubs, POSCO DX delivered projects such as POSCO’s logistics facilities, Incheon Airport’s Baggage Handling System (BHS), and Hanjin Express’s Mega Hub logistics center.

C. Rechargeable Battery Materials

Rechargeable Battery Materials segment includes businesses related to electric vehicle (EV) battery materials, such as lithium, nickel, cathode material, anode material, and recycling. There are a total of 17 subsidiaries, including POSCO Future M and POSCO Argentina.

18

∎ POSCO Future M

[Basic Industrial Materials]

-

Refractory production: Refractories maintain their chemical properties and strength even at high temperatures, making them indispensable in industrial facilities, including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces refractories and installs them in blast furnaces and various plants. Recognized for its expertise in refractory installation, the company is expanding its business to plants in other fields both domestically and internationally. However, there are challenges due to overproduction by refractory companies worldwide and the flood of Chinese low-cost products entering the market. Therefore, POSCO Future M is striving to secure competitiveness in the global market by achieving maximum cost competitiveness and developing high value-added products.

-

Lime business: The quicklime market is dominated by POSCO and Hyundai Steel, which together account for over 90% of the total quicklime used for steelmaking. POSCO Future M is the largest supplier to POSCO.

[Energy Materials]

In order to leap forward as an energy materials company, POSCO Future M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO Future M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the rechargeable battery value chain.

As an integral part of POSCO Group, POSCO Future M has established a full battery materials value chain, ranging from raw to active battery materials and battery recycling. It is the only company to produce graphite-based anode materials, a critical mineral predominated by China. Therefore, the company expects sales to increase in the future by supplying global automakers and battery makers that seek to decouple from China.

However, if POSCO Group’s production of raw materials, such as lithium, nickel, and graphite, declines or is delayed against the plan or if we are unable to meet the stricter Rules of Origin guidelines, we may not be able to reap all of the projected benefits.

D. Others

In Others segment, there are 16 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS focuses on investing in new growth businesses and opportunities.

19

3. Key Products

A. Sales of Key Products (2025.1H)

(Unit: KRW hundred million, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	62,950	21.1%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	97,025	32.5%
	Stainless Steel Products	Tableware, pipes, etc.	49,995	16.8%
	Others	Plates, Wire rods, etc.	88,429	29.6%
	Gross Sum		298,399	100.0%
	Deduction of Internal Trade		-111,446

	Sub Total		186,953

Infrastructure	Trading	Steel, Metal	159,811	59.5%
		Chemical, Strategic Item, Energy	32,332	12.1%
		Others	18,159	6.8%
	Construction	Architecture (Domestic)	21,401	8.0%
		Plant (Domestic)	7,844	2.9%
		Civil Engineering (Domestic)	3,472	1.3%
		Others (Domestic)	938	0.3%
		Overseas Construction	2,449	0.9%
		Owned Construction	710	0.3%
		Others	1,546	0.6%
	Logistics and etc.	Others	19,513	7.3%
	Gross Sum		268,175	100.00%
	Deduction of Internal Trade		-116,478

	Sub Total		151,697

Rechargeable	Gross Sum		16,935	100.00%
Battery	Deduction of Internal Trade		- 6,013

Materials	Sub Total		10,922

Others	Gross Sum		8,680	100.00%
	Deduction of Internal Trade		-8,329

	Sub Total		352

Total Sum			349,924

*	‘Energy Materials’ segment was renamed as Rechargeable Battery Materials’ by management decision in June 2025.

20

B. Price Movement Trends of Key Products

(Unit: KRW thousand/ Ton, KRW/kWh)

Business Segment	Products	2025. 1H	2024	2023
Steel	Hot-rolled Product (HR)	870	910	967
	Cold-rolled Product (CR)	1,087	1,144	1,157
Infrastructure (Trading)	Electric Power	153	160	205
Rechargeable Battery Materials	Refractory	999	1,001	991
	Lime	156	142	147

*

Construction and Logistics and associated businesses segments of Infrastructure are omitted because the raw materials fluctuations defy meaningful measurement. In the case of the Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Criteria for Calculation

a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

- Global trends in tariffs and their geopolitical implications

[Infrastructure (Trading Segment)]

(1) Criteria for Calculation

a)	Subjects for Calculation: Price of electric power

b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

-	Power: Korea Gas Corporation cost, etc.

*	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Rechargeable Battery Materials]

(1) Criteria for Calculation

a)	Subjects for Calculation: Unit price of refractory and quicklime

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

a)	Price of refractories: Affected by business condition of the front industry and raw material cost.

b)	Quicklime price: Mainly influenced by utility unit price and raw materials cost.

C)	Raw materials for energy materials: Subject to price fluctuations depending on the international supply of mineral resources.

21

4. Major Raw Materials

A. Current Status of Major Raw Materials (2025.1H)

(Unit: KRW hundred million)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	73,706	61.2%
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	26,915	22.3%
			Stainless Steel Materials	Key Materials for STS Production	19,849	16.5%
Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	7,224	100.0%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,339	22.3%
			Steel Reinforcement	Strengthening Concrete	1,011	16.8%
			Cable	Electricity Transfer	77	1.3%
			Steel Pile	Foundation of Structure	—	0.0%
			Others	Construction of Pipe and Structure etc.	3,554	59.6%
	Logistics and etc.	Raw Materials	Others	For other use	3,301	100.0%
Rechargeable Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	7,090	83.6%
			Graphite and etc.	Production of anode materials	325	3.8%
			Limestone and etc.	Production of Lime	564	6.7%
			Others	Production of refractory	502	5.9%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

22

B. Price Movement Trends of Major Raw Materials

(Unit: KRW thousand)

Business Segment		Category	2025.1H	2024	2023
Steel		Iron Ore(per ton)	132	135	145
		Coal(per ton)	263	329	387
		Scrap Iron(per ton)	485	505	526
		Nickel(per ton)	21,941	22,934	28,043
Infrastructure	Trading	LNG (per ton)	942	1,428	1,594
	Construction	Ready-mixed Concrete (per m3)	88	90	85
		Steel Pile (per m)	181	181	165
		Steel Reinforcement (per kg)	0.9	0.9	0.9
		Cable (per m)	1.0	1.0	0.9
Rechargeable Battery Materials		Refractory (per ton)	649	443	334
		Limestone (per ton)	25	25	24

*

Infrastructure (Logistics and associated businesses) and Others segments are omitted because the raw materials fluctuations defying meaningful measurement. In Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Iron Ore: In Q2 2025, iron ore prices fell by 7% quarter-on-quarter to U$89/ton, reflecting dampened demand on intensifying macro-economic uncertainty impacted by escalating U.S.-China trade tensions. At the same time, supply increased for Australian mining companies ahead of the fiscal year-end (June 2025).

						(Unit: US Dollars/Ton)
’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
89	96	94	89	101	113	117	106	102	118

23

(2) Coal: In Q2 2025, despite increased inventory stocking demand ahead of the monsoon season in India, the supply-demand balance eased on growing supply of coal from Canada and Australia ahead of the fiscal year-end, resulting in a 1% quarter-on-quarter price decline to U$184/ton.

						(Unit: US Dollars/Ton)
’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
184	185	203	211	242	308	334	264	243	344

(3) Scrap: In Q2 2025, U.S. moves to impose tariffs weakened product demand; in turn, demand for steel scrap fell, resulting in a 1% quarter-on-quarter price decline to U$337/ton.

						(Unit: US Dollars/Ton)
’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
337	342	350	364	376	392	385	385	403	438

(4) Nickel: In Q2 2025, continued uncertainty over U.S. tariffs, coupled with concerns over a global economic slowdown and weakening demand from China, resulted in a 3% quarter-on-quarter price decline to U$15,171/ton.

					(Unit: U$/lb, U$/Ton)
’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
6.88	7.06	7.27	7.37	8.35	7.53	7.83	9.23	10.12	11.79
15,171	15,571	16,038	16,259	18,415	16,589	17,247	20,344	22,308	25,983

*	LME: London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	The negotiation price in the metropolitan area (effective from March 1, 2025)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	No purchase record for 2025 (Q4 2024 price applied)
	Steel Reinforcement	SD400 10mm	Increase the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase the price of raw materials (electric copper)

24

[Rechargeable Battery Materials]

(1) Criteria for Calculation

- Unit Price based on receipt amount

(2) Factors of Price Changes

a) Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

b) Limestone: Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

c) Energy materials: Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Unit: Thousand Ton)
Business Area	Products	2025.1H	2024	2023
Steel	Crude Steel	19,741	40,461	40,680

∎ POSCO STEELEON

			(Unit: Thousand Ton)
Business Area	Products	Place of Business	2025.1H	2024	2023
Steel	Galvanized / Color- coated Steel	Pohang	496	960	960
		Myanmar	34	70	70

Total			530	1,030	1,030

∎ POSCO M-TECH

				(Ton)
Business Area	Products	2025.1H	2024	2023
Raw materials for steel production	Deoxidizer	21,358	39,058	39,294

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

					(MW)
Business Area	Products	Place of Business	2025.1H	2024	2023
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

25

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

					(Ton)
Business Area	Products	Place of Business	2025.1H	2024	2023
Refractory	Brick and etc.	Pohang	57,801	116,560	116,560
LIME	Quicklime	Pohang	543,000	1,095,000	1,095,000
		Gwangyang	543,000	1,095,000	1,095,000

Total			1,143,801	2,306,560	2,306,560

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Unit: Thousand Ton)
Products		2025.1H	2024	2023
Crude Steel		19,078	39,281	39,941
Products	Hot-Rolled Steel	5,389	10,172	10,660
	Plate	3,115	6,636	6,602
	Wire Rod	843	2,131	2,325
	Pickled-Oiled Steel	1,422	2,713	2,780
	Cold-Rolled Products	3,753	7,498	7,133
	Coated Steel	3,555	7,543	7,299
	Electrical Steel	535	998	828
	Stainless Steel	1,553	3,333	3,104
	Others	720	1,698	1,795

	Total	20,882	42,720	42,528

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.

26

(2) Capacity Utilization Rate (2025.1H)

(Unit: Thousand Ton, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	19,741	17,024	86.2%
	PT. Krakatau POSCO	1,465	1,458	99.5%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	550	357	65.0%
	POSCO Yamato Vina Steel Joint Stock Company	275	239	86.9%

	Total	22,031	19,078	86.6%

[Infrastructure (Trading)]

Due to the nature of the business, it is difficult to measure production performance and operating rates for Infrastructure (Construction), and Infrastructure (Logistics and associated business) segments, therefore, the information is omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

					(Unit: GWh)
Business Area	Products	Place of Business	2025.1H	2024	2023
Power Generation	Electric Power	Incheon	5,222	12,193	11,213

(2) Capacity Utilization Rate (2025.1H)

				(Unit: Hour, %)
Business Area	Production Base	Capacity	Production	Utilization Rate
Power Generation	Incheon Power Plant	4,344	2,455	56.52%

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

					(Unit: Ton)
Business Area	Products	Place of Business	2025.1H	2024	2023
Refractory	Brick and etc.	Pohang	42,300	80,191	77,437
LIME	Quicklime	Pohang	533,385	1,055,911	1,110,594
		Gwangyang	605,272	1,216,072	1,243,040

Total			1,180,957	2,352,174	2,431,071

27

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

(2) Capacity Utilization Rate (2025.1H)

			(Unit: Ton, %)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	57,801	42,300	73%
Quicklime Factory (Pohang)	543,000	533,385	98%
Quicklime Factory (Gwangyang)	543,000	605,272	111%

Total	1,143,801	1,180,957	—

In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

C. Production Facilities

(1) The current status of production facilities (2025.1H)

[Land]					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,957,023	18,352	-34,652	—	1,940,723
Infrastructure	Trading	514,978	50,487	-1,225	-1,476	562,764
	Construction	348,243	101	-61	—	348,283
	Logistics and etc.	111,653	269	-50,785	—	61,137
Rechargeable Battery Materials		217,586	29,753	1	—	247,340
Others		186,392	2,003	-1	—	188,394

[Buildings]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,002,051	488,015	-30,543	-148,877	3,310,646
Infrastructure	Trading	574,270	10,018	-43,754	-11,381	529,153
	Construction	85,969	844	1	-2,745	84,069
	Logistics and etc.	104,483	2,587	-5,628	-1,376	100,066
Rechargeable Battery Materials		1,397,132	27,498	-28,228	-30,385	1,366,017
Others		117,064	2,313	-13,235	-202	105,940

28

[Structures]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,796,242	129,198	-27,045	-132,176	2,766,219
Infrastructure	Trading	601,835	253,606	-103,038	-19,585	732,818
	Construction	47,043	4	-297	-3,513	43,237
	Logistics and etc.	88,603	3,120	-4,773	-3,137	83,813
Rechargeable Battery Materials		312,117	4,939	-18,438	-6,454	292,164
Others		14,684	204	-454	-105	14,329

[Machinery]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,544,015	1,129,981	-84,327	-1,199,917	14,389,752
Infrastructure	Trading	1,163,227	116,662	-108,156	-67,916	1,103,817
	Construction	6,921	237	-288	-848	6,022
	Logistics and etc.	239,947	675	-23,140	-1,544	215,938
Rechargeable Battery Materials		2,336,689	210,457	-10,030	-102,839	2,434,277
Others		20,878	1,020	-15,919	-2,242	3,737

[Vehicles]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		56,789	12,058	-5,598	-15,418	47,831
Infrastructure	Trading	12,534	10,326	-8,991	-1,373	12,496
	Construction	5,655	666	-525	-970	4,826
	Logistics and etc.	989	1,392	-1,424	-116	841
Rechargeable Battery Materials		13,963	1,243	-764	-2,169	12,273
Others		45	—	-97	89	37

29

[Tools and Fixtures]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		67,073	13,314	-8,938	-13,291	58,158
Infrastructure	Trading	22,310	4,403	-2,256	-5,601	18,856
	Construction	1,432	1,044	-531	-324	1,621
	Logistics and etc.	6,328	210	-34	-1,084	5,420
Rechargeable Battery Materials		37,326	10,542	-10,522	-6,683	30,663
Others		32	—	-1,363	37	-1,294

[Equipment]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		100,089	57,644	-3,696	-29,024	125,013
Infrastructure	Trading	24,966	4,417	-2,653	-4,571	22,159
	Construction	8,457	2,104	-1,587	-1,862	7,112
	Logistics and etc.	12,137	1,579	-1,002	1,138	13,852
Rechargeable Battery Materials		40,920	5,159	-3,359	-4,350	38,370
Others		13,464	2,128	-996	-780	13,816

[Financial Lease Assets]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		184,109	33,261	-36,471	-20,098	160,801
Infrastructure	Trading	375,702	472,092	-88,664	-28,662	730,468
	Construction	29,826	107,221	-58,955	-18,359	59,733
	Logistics and etc.	258,550	625	-11,517	-4,072	243,586
Rechargeable Battery Materials		102,998	7,174	-340	-11,117	98,715
Others		19,448	890	-4,419	-2,182	13,737

[Biological Assets]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	139,451	—	-11,211	-4,848	123,392
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Rechargeable Battery Materials		—	—	—	—	—
Others		—	—	—	—	—

30

[Assets under Construction]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,250,595	1,228,528	-1,974,000	31,606	1,536,729
Infrastructure	Trading	573,964	682,388	-276,107	-31,606	948,639
	Construction	11,373	1,116	-3,699	—	8,790
	Logistics and etc.	363,080	12,656	-339,865	—	35,871
Rechargeable Battery Materials		4,031,453	1,211,451	-697,925	—	4,544,979
Others		292,725	118,788	-672	—	410,841

(2) New Facility Establishment, Purchase, Etc. (2025.1H)

- Investments under Construction

The total duration and investment amount of individual projects with investments in excess of KRW 100 billion have been aggregated on a simple sum basis.

[Steel]

			(Unit: KRW hundred million)
	Date	Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	October 2020 ~ September 2029	Construction of a new electric arc furnace at the Gwangyang Works, etc.	45,048	10,906	34,142

[Infrastructure]

			(Unit: KRW hundred million)
	Date	Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	June 2023 ~ May 2027	Gwangyang LNG terminal, etc.	9,935	4,922	5,013

31

[Rechargeable Battery Materials]

			(Unit: KRW hundred million)
	Date	Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	March 2020 ~ May 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	85,670	57,883	23,826

6. Product Sales

[Steel]

		(Unit: KRW hundred million)
Items		2025.1H	2024	2023
Domestic	Hot-Rolled Products	26,841	52,703	58,730
	Cold-Rolled Products	23,518	51,263	52,754
	Stainless Steel	14,737	29,493	30,313
	Others	44,912	95,180	106,558
Overseas	Hot-Rolled Products	36,109	72,818	75,979
	Cold-Rolled Products	73,507	152,461	142,160
	Stainless Steel	35,258	75,395	76,521
	Others	43,517	92,696	92,373
Total	Gross Sum	298,399	622,009	635,387
	Internal Transaction	-111,446	-230,968	-231,454

	Total	186,953	391,041	403,933

32

[Infrastructure]

			(Unit: KRW hundred million)
Business Area	Items		2025.1H	2024	2023
Trading	Domestic Trading	Merchandise	20,950	45,670	54,327
		Product	14,170	32,545	39,121
		Others	452	1,412	1,366
	Overseas Trading	Merchandise	58,343	118,643	121,136
		Product	788	3,881	3,375
		Others	46	144	48
	Trades among the 3 countries		115,790	226,736	210,065
Construction	Domestic Construction	Building	21,401	49,469	41,251
		Plant	7,844	21,275	23,371
		Civil Engineering	3,472	10,210	11,658
		Others	938	2,724	2,096
	Overseas		2,449	8,719	14,975
	Own Construction		2,256	5,899	9,325
Logistics and etc.	Others		19,276	41,393	42,014
Total	Gross Sum		268,175	568,720	571,572
	Deduction of Internal Transaction		-116,478	-261,735	-243,520

	Total		151,697	306,985	328,052

[Rechargeable Battery Materials]

	(Unit: KRW hundred million)
Items	2025.1H	2024	2023
Gross Sum	16,935	38,299	48,219
Deduction of Internal Transaction	-6,013	-10,174	-10,059

Total	10,922	28,125	38,160

[Others]

	(Unit: KRW hundred million)
Items	2025.1H	2024	2023
Gross Sum	8,680	21,112	15,622
Deduction of Internal Transaction	-8,329	-20,381	-14,495

Total	352	730	1,127

* Domestic and overseas categorized by the sales area.

* Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.

7. Derivatives

POSCO HOLDINGS has agreed to currency swap contracts to hedge against exchange rate risks on foreign currency borrowings. As of June 30, 2025, the Company had currency swap contracts of USD 400 million (due to mature in May 2030) and USD 300 million (due to mature in May 2035), which were measured at fair value. The valuation loss on these currency swaps, as reflected in the Company’s financial statements as of June 30, 2025, amounted to KRW 36,216 million.

33

POSCO uses currency swap contracts to hedge against the exchange rate risk on foreign currency loans. The loss on valuation of currency swaps, as reflected in POSCO’s financial statements as of June 30, 2025, amounted to KRW 253,006 million; additionally, associated transaction loss amounted to KRW 3,043 million.

POSCO also hedges against exchange rate risk on expected sales revenue and foreign currency borrowings through currency forward products. The gain on valuation of derivatives, as reflected in POSCO’s financial statements as of June 30, 2025, amounted to KRW 97,682 million, while the associated transaction gains amounted to KRW 534 million.

8. Significant Contracts

[Price Movement Trend of Major Raw Materials]

(1) Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a) Contract Counterparty: POSCO

b) Transaction amount: KRW 0.6588 trillion

c) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d) Contract period: December 2024

e) Payment method: Cash payment

f) Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

(2) Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

a) Contract Counterparty: POSCO

b) Transaction amount: KRW 1.1320 trillion

c) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d) Contract period: August 18, 2023 ~ September 25, 2023

e) Payment method: Cash payment

f) Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(3) Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

a) Contract Counterparty: POSCO

b) Transaction amount: KRW 1.1377 trillion

34

c) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d) Contract period: November 18, 2022 ~ March 31, 2023

e) Payment method: Cash payment

f) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(4) Sales contract of CSP shares

a) Contract Counterparty: ArcelorMittal Brazil

b) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

c) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

d) Transaction amount and payment method: ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

* POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : September 22, 2020 (Decision on natural resources investment)

35

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field	June 2024

1) Investment amount: KRW 926,302,200,195

2) Development period: July 1, 2024 ~ June 30, 2027

3) Future Plan : POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

-  With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation: 51.0%

•   KOGAS (Korea Gas Corporation): 8.5%

•   ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited: 8.5%

-  Investment size of USD 667 million, applying the exchange rate of June 25, 2024 (1USD=1,387.50 KRW).

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date: June 27, 2024 (Decision on natural resources investment)

36

Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose: Production and Development of land gas field in eastern Australia

2) Method: Cash acquisition

3) Resolution date of Board of Directors: December 10, 2021

4) Acquisition amount: KRW 371,077,996,186

5) Number of shares acquired: 96,178,946 Shares

6) Date of acquisition: April 1, 2022

7) Equity structure (after acquisition of shares):

-  POSCO International: 50.1%

-  Hancock Energy (Australia): 49.9%

  POSCO International disclosure date: March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1) Purpose: The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger: POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date): August 12, 2022

4) Date of General Shareholders Meeting for merger approval: November 4, 2022

5) Merger ratio: POSCO International: POSCO Energy = 1 : 1.1626920

6) Record date of merger: January 1, 2023

7) Scheduled date of merger registration: January 2, 2023

  POSCO International disclosure date: January 2, 2023

[Infrastructure (Logistics and associated businesses)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart: POSCO (POSCO HOLDINGS INC.)

2) Signed date: December 22, 2021

3) Date of Transfer: January 1, 2022

4) Transfer amount: KRW 2,945 million

5) Information: Transfer of all logistics tasks such as arranging logistics and performing related services

37

9. Research and Development

A. Research and Development (“R&D”) Organization (2025.1H)

Business Segment	Company	Organization
Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Technical Research Laboratories Steel Product R&D Center
Technical Research Laboratories Steel Manufacturing Process R&D Center
Technical Research Laboratories Low Carbon Iron and Steel Making R&D Center
Technical Research Laboratories Automotive Steel R&D Center
Technical Research Laboratories Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Process & Quality Development Department
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office
Infrastructure	POSCO MOBILITY SOLUTION	STS Division Production Group
Core Division Tool & Die R&D Group
Core Division Development Group
	POSCO Eco & Challenge	Research & Development Center
	POSCO A&C	Architecture Design Business Office
	POSCO DX	Technology Research Laboratory
Rechargeable Battery Materials	POSCO Future M	Technical Research Laboratories
Others	POSCO HOLDINGS INC.	POSCO Group Technology Strategy Office
AI & Robotics Convergence R&D Laboratories
Energy Materials R&D Laboratories
Hydrogen & Low-Carbon R&D Laboratories
Australia Critical Minerals R&D Laboratories
POSCO N.EX.T Hub

38

B. R&D Expenses (2025.1H)

						(Unit KRW million)
Category	Business Segment
	Steel	Infrastructure			Rechargeable Battery Materials	Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	9,354	1,277	2,151	4,894	17,323	60,324	95,322
Manufacturing Cost	156,519	77	50	—	18	—	156,664
R&D Cost (Intangible Assets)	12,592	—	615	972	6,775	2,804	23,758
Total*	178,465	1,354	2,816	5,866	24,116	63,128	275,744
Government Subsidy	—	—	1,157	—	—	—	1,157
R&D/Sales Ratio (%)	0.95%	0.01%	0.10%	4.29%	2.21%	179.43%	0.79%

*	Total includes government subsidy.

39

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(Unit: KRW million)
Account	2025.1H	2024	2023
	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	43,657,671	44,029,923	46,212,299
Cash and cash equivalents	7,002,287	6,767,898	6,670,879
Other receivables, net	2,092,894	2,261,323	1,947,529
Other short-term financial assets	9,768,854	8,499,389	11,403,166
Trade accounts and notes receivable, net	11,095,199	10,821,619	11,015,303
Inventories	12,337,893	14,143,500	13,825,514
Other current assets	1,360,544	1,536,194	1,349,908
[Total non-current assets]	57,497,149	59,374,276	54,733,095
Other receivables, net	1,476,506	1,306,329	1,452,445
Other long-term financial assets	2,258,240	2,571,651	2,708,325
Investments in associates and joint ventures	4,592,319	4,738,793	5,020,264
Property, plant and equipment, net	40,258,987	39,846,828	35,206,248
Intangible assets, net	4,746,148	4,774,824	4,714,784
Other non-current assets	4,164,949	6,135,851	5,631,029
Total assets	101,154,820	103,404,199	100,945,394
[Total current liabilities]	22,223,768	22,779,719	21,861,518
[Total non-current liabilities]	18,341,151	19,174,112	19,419,979
Total liabilities	40,564,919	41,953,831	41,281,497
[Equity attributable to owners of the controlling company]	54,666,626	55,394,231	54,180,849

40

Share capital	482,403	482,403	482,403
Capital surplus	1,605,505	1,648,894	1,663,334
Hybrid bonds	—	—	—
Retained earnings	53,365,810	53,658,368	53,857,514
Other equity attributable to owners of the controlling company	-787,092	-395,434	-1,822,402
[Non-controlling Interests]	5,923,275	6,056,137	5,483,048
Total equity	60,589,901	61,450,368	59,663,897

	From January 1, 2025 to June 30, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	34,992,363	72,688,143	77,127,197
Operating profit	1,175,613	2,173,573	3,531,423
Profit	428,081	947,580	1,845,850
[Profit attributable to owners of the controlling company]	462,161	1,094,917	1,698,092
[Profit attributable to non-controlling interests]	-34,080	-147,337	147,758
Total comprehensive income	-499,465	2,110,358	2,330,891
[Total comprehensive income attributable to owners of the controlling company]	-298,224	2,008,919	2,131,737
[Total comprehensive income attributable to non-controlling interests]	-201,241	101,439	199,154
Earnings per share (KRW)	6,112	14,451	22,382
Number of Consolidated Companies	194	194	192

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

41

2. Separate Financial Statements

A. Summary

			(Unit: KRW million)
Account	2025.1H	2024	2023
	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	4,819,740	3,793,469	4,657,899
Cash and Cash equivalents	523,188	409,387	376,914
Trade accounts and notes receivable, net	156,608	178,822	238,332
Other receivables, net	271,274	21,388	68,821
Other short-term financial assets	3,463,408	2,686,420	3,940,743
Inventories	402,860	467,796	—
Other current assets	2,402	29,655	33,089
[Total non-current assets]	47,247,941	46,840,329	46,988,299
Other receivables, net	19,715	14,894	6,955
Other long-term financial assets	419,329	421,822	1,131,074
Investments in Subsidiaries, associates, and joint ventures	45,915,675	45,631,965	45,321,370
Property, plant and equipment, net	533,840	415,993	197,787
Intangible assets, net	23,154	21,461	19,341
Other non-current assets	336,228	334,194	311,772
Total assets	52,067,681	50,633,797	51,646,198
[Total current liabilities]	409,146	162,831	1,819,670
[Total non-current Liabilities]	3,262,507	2,281,936	2,326,663
Total liabilities	3,671,653	2,444,768	4,146,333
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,367,990	1,370,557
[Retained earnings]	47,834,320	47,952,144	47,505,885
[Other equity]	-1,288,685	-1,613,507	-1,858,980

42

Account	2025.1H	2024	2023
Total equity	48,396,028	48,189,030	47,499,865

	From January 1, 2025 to June 31, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	819,465	1,997,128	1,454,079
Operating profit	616,821	1,596,420	1,106,629
Profit	634,903	1,621,282	799,578
Earnings per share (KRW)	8,396	21,398	10,539

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

43

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (BoD)

The BoD consists of four inside directors (CHANG, In Hwa/ LEE, Ju Tae/ CHUN, Sung Lae/ KIM, Ki Soo) and six outside directors (KWON, Tae Kyun/ YOO, Young Sook/ YOO, Jin Nyong/ SOHN, Sung Kyu/ KIM, Joon Gi/ PARK, Sung Wook)

The BoD manages six Special Committees:

a) ESG Committee

b) Director Candidate Recommendation Committee

c) Evaluation and Compensation Committee

d) Finance Committee

e) Audit Committee and

f) CEO Candidate Pool Management Committee

(2) Composition of the Special Committees under the BoD and their Functions (as of August 14, 2025)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	YOO, Jin Nyong (Chairman) YOO, Young Sook KIM, Joon Gi CHUN, Sung Lae

• Agenda

1.  Matters related to the operation of the BoD and the special committees

a)  Agenda proposals development and establishment of the operating standards of the BoD and the special committees

b)  Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

c)  Prior deliberation of the composition and operation of the BoD’s special committees

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and resolution of donations in the amount of KRW 100 million to KRW 1 billion and prior deliberation on donations over KRW 1 billion

4.  Deliberation and resolution on the following transactions with the largest shareholder of the Company as defined under the Commercial Act and such related party, where the transaction amount is less than KRW 200 billion, and prior deliberation for transactions of KRW 200 billion or more:

a)  A single transaction whose amount is equal to or greater than 1/100 of the Company’s total assets or total revenue as of the end of the most recent fiscal year.

b)  A transaction where the aggregate transaction amount with a specific counterparty during the relevant fiscal year, including the relevant transaction, is equal to or greater than 5/100 of the Company’s total assets or total revenue as of the end of the most recent fiscal year.

5.  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

a)  Review of internal transaction-related issues and improvement measures

b)  Prior deliberation on internal transactions (Amount KRW 200 billion or more)

c)  Deliberation and resolution of internal transactions (between KRW 10 billion and KRW 200 billion)

6.  Appointment of the Fair Trade Compliance Officer.

• Reported Items

1.  Key ESG issues of affiliates

2.  Matters concerning the execution of internal transactions (between KRW 5 billion and KRW 10 billion)

44

Director Candidate Recommendation Committee	3 Outside Directors	YOO, Young Sook (Chairman) KWON, Tae-Kyun SOHN, Sung Kyu

• Agenda

1.  Qualification review of Outside Director candidates and making recommendation to the GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.  Prior deliberation on appointment of members of the special committees

4.  Prior deliberation of the appointment of Representative Directors other than the Representative Director and CEO

5.  Operation of the Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	KIM, Joon Gi (Chairman) KWON, Tae-kyun YOO, Jin Nyong PARK, Sung Wook

• Agenda

1.  Implementation of the executive performance evaluation and compensation plan

2.  Prior deliberation on the executive performance evaluation and compensation plan

3.  Prior deliberation on the remuneration and retirement allowance for Directors

45

Finance Committee	3 Outside Directors; 1 Inside Director	PARK, Sung Wook (Chairman) YOO, Jin Nyong SOHN, Sung Kyu LEE, Ju Tae

•   Agenda

1.  Policy development to foster sound internal corporate value and finances

2.  Prior deliberation of filings for litigation or arbitration, or formulation of responses to reconciliation or trial mediation, or any equivalent legal actions in the amount of KRW 100 billion or more

3.  Regarding investment activities

a)  Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company assumes)

b)  Prior deliberation on existing investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company assumes)

c)  Approval of new investments (more than KRW 50 billion and less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company assumes)

d)  Approval of existing investments (between KRW 100 billion and KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company assumes)

e)  Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (in excess of KRW 200 billion, based on book value per unit of investment assets)

4.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Prior deliberation on the delegation of authority to the CEO for bond issuance exceeding KRW 100 billion, and deliberation of and resolution on the delegation of authority to the CEO for bond issuance of KRW 100 billion or less. (for predetermined amount and type of bonds, and with a maturity period not exceeding one year)

7.  Deliberation and resolution on offering non-current assets as collateral

8.  Deliberation of and resolution on the assumption of liabilities, including collateral and guarantees, for invested companies for amounts under KRW 200 billion, and prior deliberation for such assumption of KRW 200 billion or more.

Audit Committee	3 Outside Directors	SOHN, Sung Kyu (Chairman) KIM, Joon Gi PARK, Sung Wook

• Agenda

1.  Defining the work scope of the committee

2.  Matters delegated by the BoD or Representative Directors

3.  Request for Extraordinary GMoS

4.  Consulting of external experts

5.  Audit of the legitimacy of management’s business execution

6.  Review of the soundness and validity of the Company’s financial activities and the appropriateness of the financial reporting

7.  Review of the validity of important accounting standards or changes in accounting estimates

8.  Evaluation of the operation status of the internal accounting management system

9.  Evaluation of the internal control system

10.  Agreement on appointment or dismissal of the internal audit department representative

11.  Contract for appointment, remuneration and non-audit services of independent auditors

12.  Evaluation of independent auditors’ audit activities

46

13.  Report internal audit department’s annual audit plan and results

14.  Report on the evaluation results of the Company’s ethical compliance

15.  An independent auditor reports on important facts of the
Company’s Directors’ misconduct or actions in violation of laws or the Articles of Incorporation

16.  Report that independent auditors have violated the company’s accounting standards

17.  Other items deemed necessary by each committee member

CEO Candidate Pool Management Committee	6 Outside Directors (all)	KWON, Tae-Kyun (Chairman) YOO, Young Sook YOO, Jin Nyong SOHN, Sung Kyu KIM, Joon Gi PARK, Sung Wook

•   Agenda

1.  Prior deliberation on the basic qualifications of CEO candidates as defined by the Board of Directors

2.  Pooling results of CEO candidates

3.  CEO candidate development plans

•   Reported Items

1.  Results of the development of the CEO candidate pool

(3) List of Key Activities of the Board of Directors

○	January 1, 2025 ~ March 19, 2025

No.	Date	Agenda	Approval
2025-1	February 5

1.  Medium to Long-term Management Strategies and 2025 Consolidated Management Plans of the Group

2.  Approval of the 57th Financial Statements and schedule for the General Meeting of Shareholders

3.  Funding plans for FY 2025

4.  Amendment of Internal Control over Financial Reporting (ICFR) Regulations

5.  Improvement of the Company’s performance evaluation system and executive compensation system

•   Reported Items

-   2024 Group’s business performance

-   Operational status of the 2024 ICFR in 2024

-   Evaluation of the 2024 operation of the ICFR

Approved Approved Approved Approved After Amendment Approved After Amendment — — —
2025-2	February 19	1. Recommendation of Inside Directors candidates 2. Partial amendments to the Articles of Incorporation	Approved Approved
		3. Agenda items for the 57th General Meeting of Shareholders 4. Cancellation of treasury shares and the treasury shares report • Reported Item - Items reported at the 1st ESG Committee meeting	After Amendment Approved Approved —

47

○	March 20, 2025 ~ June 30, 2025

No.	Date	Agenda	Approval
2025-3	March 20	1. Appointment of the Chair of the Board 2. Appointment of the Representative Director & CEO 3. Appointment of members to the special committees	Approved Approved Approved
2025-4	May 13

1.  Dividend payment in Q1 2025

2.  Approval (ex post facto) of restoration fund donation made to wildfire damage in the Yeongnam region

3.  Plan to extend payment guarantee for NMC borrowings

4.  Participation in capital increase of POSCO Future M

5.  Participation in capital increase of POSCO Pilbara Lithium Solution

6.  Participation in capital increase of POSCO GS Eco-Materials

7.  Amendment to the Board of Directors’ Operating Regulations

•   Reported Items

-   Business performance of the Group in Q1 2025

-   Board activity performance and assessment results in 2024

Approved Approved Approved Approved Approved Approved Approved — —

* At the 57th General Meeting of Shareholders, convened on March 20, 2025, Inside Directors JEONG, Ki Seop and KIM, Jun Hyung retired on term expiration. New Inside Directors LEE, Ju Tae and CHUN, Sung Lae were elected and Inside Director KIM, Ki Soo was re-elected.

○	July 1, 2025 ~ August 14, 2025

No.	Date	Agenda	Approval
2025-5	July 3	1. Sale of equity stakes in Zhangjiagang and Qingdao	Approved
2025-6	August 6	• Reported Item - POSCO Group’s Plan for Safety Management Innovation	—
2025-7	August 12

1.  Dividend payment in Q2 2025

2.  Approval (ex post facto) of restoration fund donation made for damages caused by heavy rainfall nationwide

•   Reported Items

1.  Progress update on 2025 Board resolutions

Approved Approved —
		2. Group business performance in Q2 2025 3. Progress update on integrated steel mill project in India	— —

48

(4) Key Activities of Outside Directors

○	January 1, 2025 ~ August 14, 2025

No.	Date	Outside Directors Attendance (Total Outside Directors)	Remarks
2025-1	February 5	6 (6)	—
2025-2	February 19	6 (6)	—
2025-3	March 20	6 (6)	—
2025-4	May 13	6 (6)	—
2025-5	July 3	6 (6)	—
2025-6	August 6	6 (6)	—
2025-7	August 12	6 (6)

(5) Special Committees under the BoD and their Activities

○	ESG Committee (January 1, 2025 ~ March 19, 2025)

Date	Agenda	Approval
February 13, 2025

1.  Contribution to the POSCO Educational Foundation

•   Reported Items

1.  Plan to organize a Greenwashing Review Committee

2.  Plan to establish an Internal ESG Control System

3.  Plan to declare POSCO Group’s human rights management declaration

Approved — — —

○	ESG Committee (March 20, 2025 ~ June 30, 2025)

Date	Agenda	Approval
May 8, 2025

1.  Participation in capital increase of POSCO Future M

2.  Participation in capital increase of POSCO Pilbara Lithium Solution

3.  Amendment to the Board of Directors’ Operating Regulations

4.  Plan for the publication of the 2024 Sustainability Report

•   Reported Items

-   POSCO Group ESG performance in Q1 2025

Deliberated Deliberated Deliberated Approved —

○	ESG Committee (July 1, 2025 ~ August 14, 2025)

49

Date	Agenda	Approval
August 6, 2025

1.  Selection of construction contractor and execution of contract for POSCO Global Center Site 3

2.  Equity investment in AC Fund for new business development

•   Reported Items

-   POSCO Group ESG performance in Q2 2025

-   Operation status of the Fair Trade Compliance Program (CP) in the first half of 2024

Not approved Approved — —

○	Director Candidate Recommendation and Management Committee (January 1, 2025~March 19, 2025)

Date	Agenda	Approval
January 3, 2025	1. Qualification assessment of Outside Director candidates	Approved
February 19, 2025	1. Recommendation of Outside Director candidates 2. Qualification assessment of the Inside Directors candidates 3. Appointment of Special Committee members for FY 2025	Approved Deliberated Deliberated

○	Director Candidate Recommendation and Management Committee (March 20, 2025 ~ June 30, 2025)

Date	Agenda	Approval
March 20, 2025	1. Appointment of the Representative Director & CEO	Deliberated

○	Director Candidate Recommendation and Management Committee (July 1, 2025 ~ August 14, 2025)

Date	Agenda	Approval
August 12, 2025	1. Operation of the advisory panel for recommendation of Outside Director candidates	Approved

○	Evaluation and Compensation Committee (January 1, 2025 ~ March 19, 2025)

Date	Agenda	Approval
January 22, 2025	1. Improvement of the company’s performance evaluation system and executive compensation system	Deliberated
February 5, 2025	1. Evaluation of the 2024 business performance	Approved
February 19, 2025	1. Evaluation of the business performance for 2025 and Evaluation plan for the Long-term business performance (‘25~‘27)	Approved

○	Finance Committee (January 1, 2025 ~ March 19, 2025)

Date	Agenda	Approval
January 23, 2025	1. Funding plan for FY 2025	Deliberated

50

○	Finance Committee (March 20, 2025 ~ June 30, 2025)

Date	Agenda	Approval
May 8, 2025	1. Participation in capital increase of POSCO Future M 2. Participation in capital increase of POSCO Pilbara Lithium Solution	Deliberated Deliberated

○	Finance Committee (July 1, 2025 ~ August 14, 2025)

Date	Agenda	Approval
July 2, 2025	1. Sale of equity stakes in Zhangjiagang and Qingdao	Deliberated
August 12, 2025	• Reported Items - Forecast of consolidated operating results for FY 2025 and analysis of financial risks - Financial impact of capital increases in three energy materials-related companies	— —

○	CEO Candidate Pool Management Committee (March 20, 2025 ~ June 30, 2025)

Date	Agenda	Approval
August 9, 2024	1. Results of pooling for CEO candidates for the first half of 2025 2. Measures to strengthen the development of the internal CEO candidates pool	Approved Approved

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung Kyu* Kim, Joon Gi Park, Sung Wook	Satisfies the requirements stipulated in the Korean Commercial Act	Chair — —

*	Sohn, Sung-Kyu is an accounting and financial expert

(2) Major Activities of the Audit Committee

○	January 1, 2025 ~ March 19, 2025

51

Session	Date	Agenda	Approval
1	January 24

1. Consent to the appointment of the person in charge of the Internal Audit Department

2. Approval of audit and non-audit service contract for POSCO Holdings and its subsidiaries

3. Amendment of the Internal Control over Financial Reporting (ICFR) Regulations

4. Evaluation of ICFR operations in 2024

5. Audit Committee activities in 2024

•   Reported Items

- Operational status of the ICFR in 2024

Approved Approved Approved Approved Approved —
2	February 26	1. Internal audit result for 2024 2. Internal audit performance of 2024 and 2025 plan 3. Deliberation of the agenda items for the GMoS • Reported Agenda - External audit result for 2024	Approved Approved Approved —

* At the 57th General Meeting of Shareholders, convened on March 20, 2025, Audit Committee member YOO, Jin Nyong’s term expired, and Outside Director KIM, Joon Gi was elected to serve on the Audit Committee.

○	March 20, 2025 ~ June 30, 2025

Session	Date	Agenda	Approval
3	March 20	1. Appointment of the Chair of the Audit Committee	Approved
4	April 24

1. Internal audit results for Q1 2025 consolidated financial statements

2. Approval of non-audit services for POSCO India PC

•   Reported Agenda

- 20-F audit results for 2024 and External review results for Q1 2024 consolidated financial statements

Approved Approved —

52

○	July 1, 2025 ~ August 14, 2025

Session	Date	Agenda	Approval
5	August 13

1. Approval of contract for non-audit service of the POSCO E&C

2. Internal audit results for Q2 2025 consolidated financial statements

3. Audit activity evaluation results of the external auditor for FY 2024

4. Results of internal audit performance for the 1st half of 2025 and plan for 2nd half of 2025

•   Reported Agenda

- Design Assessment Results of the Internal Control over Financial Reporting for FY 2025

- Results of external audit on consolidated financial statements for Q2 of 2025

Approved Approved Approved Approved — —

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th General Meeting of Shareholders on March 12, 2004.

(2) Deletion of Article 25 (The agenda Exercise of Voting Right in Writing) of the Articles of Incorporation was proposed at 55th General Meeting of Shareholder on March 17, 2023. For more information, please refer to our previous disclosure submitted to the SEC on February 22, 2023.

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

	(Unit: KRW million)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director (Excluding Outside Director, Audit Committee Member)	4	2,518	656	10,000	—
Outside Director (Excluding Audit Committee Members)	3	149	50		—
Audit Committee Members	3	158	53		—

53

No. of people: The number of Directors and the Audit Committee members who are in office as of June 30, 2025.

Total payment: The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to June 30, 2025. (Including directors who retired before June 30, 2025).

Average payment per person: The sum of average payment per director per month in 2025.

54

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for each of the six-month periods ended June 30, 2025 and 2024 with the independent auditor’s review report

Ernst & Young Han Young 2-4F, 6-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of June 30, 2025, and the related interim condensed consolidated statements of comprehensive income or loss for each of the three-month and six-month periods ended June 30, 2025 and 2024, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for each of the six-month periods ended June 30, 2025 and 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 12, 2025 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

August 14, 2025

This review report is effective as of August 14, 2025, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the six-month periods ended June 30, 2025 and 2024

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Ju tae, Lee

Representative Director & President

POSCO HODINGS INC.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of June 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	June 30, 2025 (unaudited)		December 31, 2024
Assets
Cash and cash equivalents	21	~~W~~	7,002,287	6,767,898
Trade accounts and notes receivable, net	4,15,21,25,26,33		11,095,199	10,821,620
Other receivables, net	5,21,33		2,092,894	2,261,323
Other short-term financial assets	6,21		9,768,854	8,499,389
Inventories	7		12,337,893	14,143,500
Current income tax assets			91,957	140,494
Assets held for sale	8		477,705	608,758
Other current assets	14		790,883	786,943

Total current assets			43,657,672	44,029,925

Long-term trade accounts and notes receivable, net	4,21		27,473	27,779
Other receivables, net	5,21,33		1,476,506	1,306,329
Other long-term financial assets	6,21		2,258,240	2,571,651
Investments in associates and joint ventures	9		4,592,319	4,738,793
Investment property, net	11		1,891,881	1,955,896
Property, plant and equipment, net	12		40,258,987	39,846,828
Intangible assets, net	13		4,746,148	4,774,824
Defined benefit assets, net	19		313,750	409,147
Deferred tax assets	31		1,825,119	3,609,344
Other non-current assets	14		106,725	133,684

Total non-current assets			57,497,148	59,374,275

Total assets		~~W~~	101,154,820	103,404,200

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position, continued

as of June 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	June 30, 2025 (unaudited)		December 31, 2024
Liabilities
Trade accounts and notes payable	21,33	~~W~~	5,264,261	6,159,127
Short-term borrowings and current portion of long-term borrowings	15,21		11,778,391	11,115,747
Other payables	16,21,33		3,234,574	3,463,871
Other short-term financial liabilities	17,21		69,862	120,875
Current income tax liabilities			358,240	350,570
Liabilities directly associated with the assets held for sale	8		32,171	—
Provisions	18		281,683	396,030
Other current liabilities	20,25,26		1,204,586	1,173,499

Total current liabilities			22,223,768	22,779,719

Long-term trade accounts and notes payable	21		2,049	2,049
Long-term borrowings, excluding current portion	15,21		15,689,725	14,881,620
Other payables	16,21		1,122,675	809,012
Other long-term financial liabilities	17,21		126,290	72,920
Defined benefit liabilities, net	19		60,876	43,143
Deferred tax liabilities	31		664,878	2,685,549
Long-term provisions	18		573,054	580,559
Other non-current liabilities	20		101,604	99,260
Total non-current liabilities			18,341,151	19,174,112

Total liabilities			40,564,919	41,953,831

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,605,505	1,648,894
Other components of equity	23		389,225	1,155,429
Treasury shares	24		(1,176,317)	(1,550,862)
Retained earnings			53,365,810	53,658,367

Equity attributable to owners of the controlling company			54,666,626	55,394,231
Non-controlling interests			5,923,275	6,056,137

Total equity			60,589,901	61,450,368

Total liabilities and equity		~~W~~	101,154,820	103,404,199

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month and six-month periods

ended June 30, 2025 and 2024 (Unaudited)

		For the three-month period			For the six-month period
		ended June 30 (unaudited)			ended June 30 (unaudited)
(in millions of Won, except per share information)	Notes	2025		2024	2025	2024
Revenue	25,26,33	~~W~~	17,555,587	18,509,681	34,992,363	36,561,631
Cost of sales	26,30		(16,170,232)	(17,014,684)	(32,271,130)	(33,737,801)

Gross profit			1,385,355	1,494,997	2,721,233	2,823,830
Selling and administrative expenses	21,27,30
Other administrative expenses			(708,693)	(698,199)	(1,424,276)	(1,383,647)
Selling expenses			(69,490)	(44,799)	(121,344)	(105,161)

Operating profit			607,172	752,000	1,175,613	1,335,022
Share of profit of equity-accounted investees, net	9		87,516	96,361	152,800	174,180
Finance income and costs	21,28
Finance income			1,264,053	1,088,022	2,068,732	2,522,323
Finance costs			(1,591,099)	(1,153,190)	(2,539,259)	(2,411,372)
Other non-operating income and expenses	21,29,30
Other non-operating income			50,657	69,267	183,521	126,696
Other non-operating expenses			(190,617)	(132,935)	(303,767)	(294,813)

Profit before income tax			227,682	719,526	737,640	1,452,036
Income tax expense	31		(143,836)	(173,305)	(309,559)	(298,001)

Profit			83,846	546,220	428,081	1,154,035
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			1	(52)	(5,625)	983
Foreign currency translation differences			(163,610)	56,988	(156,603)	115,642
Remeasurements of defined benefit plans	19		5,602	(3,702)	4,938	1,816
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(25,164)	(84,595)	14,111	(76,947)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			(218,578)	121,543	(217,283)	198,692
Foreign currency translation differences			(596,783)	311,282	(566,825)	515,887
Gains or losses on valuation of derivatives	21		(133)	385	(259)	(22)

Other comprehensive income (loss), net of tax			(998,665)	401,850	(927,546)	756,052

Total comprehensive income (loss)		~~W~~	(914,819)	948,070	(499,465)	1,910,087

Profit attributable to:
Owners of the controlling company		~~W~~	159,865	529,933	462,161	1,070,649
Non-controlling interests			(76,019)	16,287	(34,080)	83,387

Profit		~~W~~	83,846	546,220	428,081	1,154,035

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	(668,060)	870,116	(298,224)	1,677,787
Non-controlling interests			(246,759)	77,954	(201,241)	232,300

Total comprehensive income (loss)		~~W~~	(914,819)	948,070	(499,465)	1,910,087

Earnings per share (in Won)	32
Basic earnings per share (in Won)			2,114	6,984	6,112	14,110
Diluted earnings per share (in Won)		~~W~~	2,114	6,157	6,112	11,881

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit for the period		—	—	—	—	1,070,649	1,070,649	83,387	1,154,035
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	2,797	2,797	(981)	1,816
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	165,557	—	—	165,557	34,119	199,676
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(95,570)	—	18,660	(76,910)	(37)	(76,947)
Foreign currency translation differences, net of tax		—	—	515,887	—	—	515,887	115,642	631,529
Gains or losses on valuation of derivatives, net of tax		—	—	(193)	—	—	(193)	171	(22)

Total comprehensive income		—	—	585,681	—	1,092,106	1,677,787	232,301	1,910,087

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(83,219)	(272,909)
Interim dividends		—	—	—	—	(189,691)	(189,691)	—	(189,691)
Changes in the scope of consolidation		—	—	—	—	—	—	36,505	36,505
Changes in ownership interest in subsidiaries		—	(9,444)	—	—	—	(9,444)	111,704	102,260
Share based payments		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	4,695	(24,741)	—	26	(20,020)	(15,451)	(35,470)

Total transactions with owners of the controlling company		—	(7,316)	(24,741)	—	(379,356)	(411,413)	49,539	(361,872)

Balance as of June 30, 2024 (Unaudited)	~~W~~	482,403	1,656,017	628,197	(1,889,658)	54,570,265	55,447,224	5,764,888	61,212,112

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,368	55,394,232	6,056,136	61,450,368
Comprehensive income:
Profit for the period		—	—	—	—	462,161	462,161	(34,080)	428,081
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	5,353	5,353	(415)	4,938
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	(212,037)	—	—	(212,037)	(10,871)	(222,908)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	12,916	—	467	13,383	728	14,111
Foreign currency translation differences, net of tax		—	—	(566,824)	—	—	(566,824)	(156,603)	(723,427)
Gains or losses on valuation of derivatives, net of tax		—	—	(259)	—	—	(259)	—	(259)

Total comprehensive loss		—	—	(766,204)	—	467,981	(298,223)	(201,241)	(499,464)

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(102,372)	(291,424)
Interim dividends		—	—	—	—	(189,052)	(189,052)	—	(189,052)
Changes in the scope of consolidation		—	—	—	—	—	—	5,000	5,000
Changes in ownership interest in subsidiaries		—	(34,967)	—	—	—	(34,967)	156,631	121,664
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Others		—	(8,422)	—	—	(7,890)	(16,312)	9,121	(7,191)

Total transactions with owners of the controlling company		—	(43,389)	—	374,545	(760,539)	(429,383)	68,380	(361,003)

Balance as of June 30, 2025 (Unaudited)	~~W~~	482,403	1,605,505	389,225	(1,176,317)	53,365,810	54,666,626	5,923,275	60,589,901

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Interim condensed consolidated statements of cash flows

for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Notes	June 30, 2025 (Unaudited)		June 30, 2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	428,081	1,154,035
Adjustments for:
Depreciation			1,818,192	1,688,062
Amortization			221,053	236,561
Finance income			(1,312,039)	(1,759,462)
Finance costs			1,536,247	1,651,499
Income tax expense			309,559	298,001
Impairment loss on property, plant and equipment			113,159	63,122
Gain on disposal of property, plant and equipment			(22,018)	(12,050)
Loss on disposal of property, plant and equipment			53,034	36,340
Impairment loss on goodwill and other intangible assets			25,678	11
Gain on disposal of investments in subsidiaries, associates and joint ventures			(24,973)	(7,096)
Loss on disposal of investments in subsidiaries, associates and joint ventures			752	42,594
Share of profit of equity-accounted investees			(152,800)	(174,180)
Impairment loss on disposal of assets held for sale			831	—
Gain on disposal of assets held for sale			(52,148)	—
Loss on disposal of assets held for sale			653	34,812
Expenses related to post-employment benefit			129,051	122,762
Impairment loss on trade and other receivables			53,043	29,811
(Reversal of) Loss on valuation of inventories			(39,259)	92,569
Increase to provisions			77,129	33,725
Insurance benefit income			(1,884)	—
Other income			(7,347)	(20,273)

			2,725,913	2,356,807

Changes in operating assets and liabilities	35		(132,462)	(272,652)
Interest received			206,075	284,604
Interest paid			(497,113)	(589,332)
Dividends received			247,074	389,275
Income taxes paid			(544,806)	(247,096)

Net cash provided by operating activities		~~W~~	2,432,762	3,075,641

(continued)

POSCO HOLDINGS INC. and Subsidiaries

Interim condensed consolidated statements of cash flows, consolidated for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Notes	June 30, 2025 (Unaudited)		June 30, 2024 (Unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(9,248,078)	(8,489,559)
Proceeds from disposal of short-term financial instruments			8,034,242	9,700,332
Increase in loans			(150,960)	(186,203)
Collection of loans			23,516	217,194
Acquisitions of securities			(620,313)	(1,024,195)
Proceeds from disposal of securities			337,297	561,249
Acquisitions of long-term financial instruments			(1,896)	(3,923)
Acquisitions of investment in associates and joint ventures			(151,870)	(163,654)
Proceeds from disposal of investment in associates and joint ventures			10,172	12,614
Acquisitions of investment property			—	(3,468)
Proceeds from disposal of investment property			567	326
Acquisitions of property, plant and equipment			(2,872,762)	(3,800,274)
Proceeds from disposal of property, plant and equipment			154,464	14,587
Acquisitions of intangible assets			(298,296)	(166,354)
Proceeds from disposal of intangible assets			8,472	15,389
Proceeds from disposal of assets held for sale			221,417	—
Collection of lease receivables			13,420	14,959
Cash inflow from insurance claim			1,816	—
Disposal of net assets due to changes in consolidated entities			—	12,831
Others, net			(26,447)	(3,597)

Net cash used in investing activities		~~W~~	(4,565,239)	(3,291,746)

Cash flows from financing activities
Origination of borrowings			3,980,458	2,865,904
Repayment of borrowings			(2,233,025)	(1,803,239)
Repayment of short-term borrowings, net			1,024,032	739,501
Capital contribution from non-controlling interests			172,573	139,416
Payment of cash dividends			(480,768)	(462,624)
Repayment of lease liabilities			(92,399)	(92,954)
Others, net			125,512	87,136

Net cash provided by financing activities		~~W~~	2,496,383	1,473,141

Effect of exchange rate fluctuation on cash held			(122,515)	106,504

Net increase in cash and cash equivalents			241,391	1,363,541
Changes in cash classified as assets held for sale			(7,002)	—
Cash and cash equivalents at beginning of the period			6,767,898	6,670,879

Cash and cash equivalents at end of the period		~~W~~	7,002,287	8,034,419

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

June 30, 2025 and 2024 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 58 domestic subsidiaries including POSCO INC. and 135 foreign subsidiaries including POSCO America Corporation, and 116 associates and joint ventures (collectively referred to as the “Group”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of June 30, 2025, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established for the six-month period ended June 30, 2025 are as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO Deep Tech Technology Finance Fund	Jnue 2025	60.00	New establishment
FUTURE GRAPH CO., LTD.	Jnue 2025	100.00	New establishment

(c)	Consolidated subsidiaries over which the Company has lost control for the six-month period ended June 30, 2025 are as follows:

Company	Date of exclusion	Reason
SANPU TRADING Co., Ltd.	May 2025	liquidation
NEH Co., Ltd.	June 2025	Merger

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

2. Basis of Preparation (cont’d)

These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

3. Summary of Material Accounting Policy Information

Except for the items described below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2024.

Changes	in accounting policies

(a)	Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that is not exchangeable into the other currency affects, or is expected to affect, the Group’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendment, the Group is not required to restate comparative information.

The amendments are not expected to have a material impact on the Group’s interim condensed consolidated financial statements.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Trade accounts and notes receivable	~~W~~	9,869,010	9,654,940
Due from customers for contract work		1,577,858	1,488,180
Less: Allowance for doubtful accounts		(351,669)	(321,501)

	~~W~~	11,095,199	10,821,619

Non-current
Trade accounts and notes receivable	~~W~~	72,005	72,387
Less: Allowance for doubtful accounts		(44,532)	(44,608)

	~~W~~	27,473	27,779

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the six-month period ended June 30, 2025 and the year ended December 31, 2024. This transaction is a transaction with recourse rights because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of June 30, 2025 and December 31, 2024, the book value of the trade accounts receivable from the transaction is ~~W~~233,719 million and ~~W~~119,076 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

5. Other Receivables

Other receivables as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Short-term loans	~~W~~	356,741	375,244
Other accounts receivable		1,565,071	1,671,039
Accrued income(*1)		261,259	293,985
Deposits		52,557	80,007
Others		44,346	28,480
Lease receivables		14,320	18,224
Less: Allowance for doubtful accounts(*1)		(201,400)	(205,656)

	~~W~~	2,092,894	2,261,323

Non-current
Long-term loans(*1)	~~W~~	1,266,006	1,247,255
Other accounts receivable		175,897	192,736
Accrued income		197,235	189,565
Deposits		296,802	142,698
Lease receivables		66,675	76,680
Less: Allowance for doubtful accounts(*1)		(526,109)	(542,605)

	~~W~~	1,476,506	1,306,329

(*1)	The Group recognized an allowance for doubtful accounts for the entire other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Derivatives assets	~~W~~	226,841	465,178
Debt securities		710,258	400,771
Deposit instruments(*1)		7,995,465	6,420,797
Short-term financial instruments(*1)		836,290	1,212,643

	~~W~~	9,768,854	8,499,389

Non-current
Derivatives assets	~~W~~	85,216	497,698
Equity securities(*2)		1,291,097	1,171,544
Debt securities		114,197	115,601
Other securities(*2)		739,626	762,177
Deposit instruments(*1)		28,104	24,631

	~~W~~	2,258,240	2,571,651

(*1)	As of June 30, 2025 and December 31, 2024, financial instruments amounting to ~~W~~107,100 million and ~~W~~98,116 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of June 30, 2025 and December 31, 2024, ~~W~~185,105 million and ~~W~~182,862 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

7. Inventories

(a) Inventories as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Finished goods	~~W~~	2,344,864	2,741,236
M erchandise		1,008,527	1,166,464
Semi-finished goods		2,413,192	2,659,707
Raw materials		3,349,950	3,764,453
Fuel and materials		1,056,558	1,038,854
Construction inventories		177,847	200,825
M aterials-in-transit		2,273,054	2,889,334
Others		98,583	118,391

		12,722,575	14,579,264

Less: Allowance for inventories valuation(*1)		(384,682)	(435,764)

	~~W~~	12,337,893	14,143,500

(*1)	For each of the six-month periods ended June 30, 2025 and 2024, allowance for inventories valuation decreased by ~~W~~39,259 million and ~~W~~84,809 million, respectively.

(b) The allowances for inventories valuation by item as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Finished goods	~~W~~	162,283	187,902
M erchandise		11,524	14,288
Semi-finished goods		86,522	103,751
Raw materials		108,427	113,413
Fuel and materials		5,616	6,060
Construction inventories		5,965	6,420
Others		4,345	3,930

	~~W~~	384,682	435,764

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Asset
Cash and cash equivalents	~~W~~	7,002	—
Account reveivables		20,270	—
Inventories		12,393	—
Equity securities(*1)		402,860	604,439
Property, plant and equipment		33,550	4,319
Intangible assets		470	—
Others		1,160	—

	~~W~~	477,705	608,758

Liability
Other receivables	~~W~~	(32,171)	—

(*1)	Including equity securities of Nippon Steel Corporation amounting to ~~W~~402,860 million, which have been classified as assets held for sale for the year ended December 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025						December 31, 2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	~~W~~	473,093	~~W~~	417,653	392,269
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		14,044	14,054
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		17,661	14,834
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,346	12,401
PCC Amberstone Private Equity Fund 1(*2)	4,880,421,842	8.80		4,880		5,071	6,181
Others(*1)						121,144	122,688

						587,919	562,427

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		107,269		271,387	279,349
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		374,619	426,276
AMCI (WA) PTY LTD	49	49.00		209,664		87,775	68,478
KOREA LNG LTD.	2,400	20.00		135,205		18,455	25,622
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		15,814	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		10,266	10,713
M RES NSW HCC II Pty Ltd(*3)	48,000,000	80.00		68,861		64,920	—
Others(*1)						206,502	241,841

						1,049,738	1,069,959

					~~W~~	1,637,657	1,632,386

(*1)

As of June 30, 2025 and December 31, 2024, investments in associates amounting to ~~W~~479,546 million and ~~W~~452,614 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of June 30, 2025, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(*3)

As of June 30, 2025, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership exceeds a majority, considering the structure of the entity’s Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(b)	Details of investments in joint ventures as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025						December 31, 2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	146,200	153,839
SNNC	18,130,000	49.00		90,650		38,156	38,046
Others						17,531	10,042

						201,887	201,927

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,311,455	1,397,824
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		440,974	477,898
KOBRASCO	2,010,719,185	50.00		32,950		117,226	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		113,922	126,906
PT NICOLE METAL INDUSTRY	152,764,706	49.00		603,178		602,191	578,604
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		147,071	179,841
Others						19,936	23,587

						2,752,775	2,904,480

					~~W~~	2,954,662	3,106,407

(*1)	As of June 30, 2025 and December 31, 2024, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(c)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)
Company	January 1, 2025 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2025 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	392,269	17,509	(2,795)	10,662	8	417,653
SNNC		38,046	—	—	110	—	38,156
Chun-cheon Energy Co., Ltd		14,054	—	—	(80)	70	14,044
Pocheon-Hwado Highway Corp.		14,834	—	—	2,646	181	17,661
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		12,401	—	—	(56)	1	12,346
PCC Amberstone Private Equity Fund 1		6,181	—	—	(219)	(891)	5,071
POSCO MC MATERIALS		153,839	—	(3,000)	(4,640)	1	146,200
Others		132,730	2,927	(872)	2,851	1,039	138,675

		764,354	20,436	(6,667)	11,274	409	789,806

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(11,941)	30,781	(26,802)	271,387
9404-5515 Quebec Inc.		426,276	—	(21,180)	8,145	(38,622)	374,619
AMCI (WA) PTY LTD		68,478	—	—	27,546	(8,249)	87,775
KOREA LNG LTD.		25,622	—	(3,726)	3,885	(7,326)	18,455
PT. Wampu Electric Power		17,680	—	(875)	357	(1,348)	15,814
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	471	(918)	10,266
Roy Hill Holdings Pty Ltd		1,397,824	—	(118,313)	76,305	(44,361)	1,311,455
POSCO-NPS Niobium LLC		477,898	—	(9,896)	9,785	(36,813)	440,974
KOBRASCO		119,820	—	(18,197)	10,165	5,438	117,226
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	(11,440)	5,718	(7,262)	113,922
PT NICOLE METAL INDUSTRY		578,604	62,573	—	1,300	(40,286)	602,191
HBIS-POSCO Automotive Steel Co., Ltd		179,841	—	—	(23,314)	(9,456)	147,071
M RES NSW HCC II Pty Ltd		—	68,861	—	—	(3,941)	64,920
Others		265,428	—	(7,038)	(9,618)	(22,334)	226,438

		3,974,439	131,434	(202,606)	141,526	(242,280)	3,802,513

	~~W~~	4,738,793	151,870	(209,273)	152,800	(241,871)	4,592,319

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the six-month period ended June 30, 2025.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2024

(in millions of Won)
Company	January 1, 2025 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	~~W~~	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2024.

(*2)	For the year ended December 31, 2024, the Group determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(d)	The summarized financial information on associates and joint ventures as of and for the six-month period ended June 30, 2025 and the year ended December 31, 2024 is as follows:

1)	As of and for the six-month period ended June 30, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	5,117,386	4,280,847	836,539	251,735	34,108
SNNC		627,131	527,180	99,951	401,816	4,432
Chun-cheon Energy Co., Ltd		537,491	417,523	119,968	190,759	(3,225)
Pocheon-Hwado Highway Corp.		692,553	591,518	101,035	12,089	8,938
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		14,388	2,881	11,507	1,050	(188)
PCC Amberstone Private Equity Fund 1		57,955	302	57,653	2,654	(2,489)
POSCO MC MATERIALS		356,852	111,468	245,384	99,421	(7,552)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,503,655	419,846	1,083,809	234,361	122,926
9404-5515 Quebec Inc.		1,529,597	2,746	1,526,851	—	31,510
FQM Australia Holdings Pty Ltd		55,528	1,427,852	(1,372,324)	—	(26,219)
KOREA LNG LTD.		92,570	292	92,278	20,554	19,425
Nickel Mining Company SAS		515,844	306,357	209,487	97,596	(30,192)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		276,972	29,460	247,512	53,186	(21,908)
PT. Wampu Electric Power		188,208	110,694	77,514	10,081	1,783
POS-SeAH Steel Wire(Nantong) Co., Ltd.		97,232	57,990	39,242	73,232	1,765
Roy Hill Holdings Pty Ltd		10,260,308	2,496,395	7,763,913	3,541,496	823,745
POSCO-NPS Niobium LLC		881,744	—	881,744	—	19,118
KOBRASCO		281,474	47,628	233,846	29,628	20,330
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		918,023	489,464	428,559	693,528	22,871
DMSA/AMSA		827,057	541,803	285,254	337,798	(1,646,458)
HBIS-POSCO Automotive Steel Co., Ltd		941,706	630,586	311,120	240,957	(47,119)
PT NICOLE METAL INDUSTRY		1,087,134	271,345	815,789	191,778	2,703
M RES NSW HCC II Pty Ltd		81,384	—	81,384	—	—

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	As of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of June 30, 2025 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

11. Investment Property

Changes in the carrying amounts of investment properties for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	866,450	(510)	—	(14,393)	851,547
Buildings		942,851	(189)	(6,972)	(30,521)	905,169
Structures		1,755	—	(454)	115	1,416
Right of use assets		144,840	(57)	(2,661)	(8,373)	133,749

	~~W~~	1,955,896	(756)	(10,087)	(53,172)	1,891,881

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	~~W~~	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	~~W~~	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

(*1)

For the year ended December 31, 2024, RNR Logistics and others were included as subsidiaries, and the Group has included the effect of the increase in investment properties in the business combination.

(*2)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amounts of property, plant and equipment for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	3,335,875	674	(26)	—	(1,476)	13,592	3,348,639
Buildings		5,280,968	2,390	(10,873)	(194,966)	—	418,372	5,495,891
Structures		3,860,523	6,085	(100,291)	(162,439)	(2,530)	331,231	3,932,579
Machinery and equipment		18,311,678	42,093	(17,505)	(1,266,157)	(69,461)	1,152,895	18,153,543
Vehicles		89,975	4,736	(1,121)	(19,957)	—	4,671	78,304
Tools		134,501	6,624	(718)	(26,941)	(4)	(37)	113,425
Furniture and fixtures		200,033	8,836	(387)	(39,449)	—	51,290	220,323
Lease assets		970,634	477,849	(19,797)	(93,348)	—	(28,297)	1,307,041
Bearer plants		139,451	—	(65)	(4,847)	—	(11,147)	123,392
Construction-in-progress		7,523,190	2,774,742	(9)	—	(39,688)	(2,772,385)	7,485,850

	~~W~~	39,846,828	3,324,029	(150,792)	(1,808,104)	(113,159)	(839,815)	40,258,987

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	~~W~~	3,290,244	20,523	(6,061)	—	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Lease assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	—	(27)	(9,602)	—	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	—	(128,119)	(6,313,708)	7,523,190

	~~W~~	35,206,248	8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

The Group calculated the net fair value of individual assets, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, whose operation was suspended due to operation plan changes, to estimate recoverable amount and recognized an impairment loss of ~~W~~227,239 million for property, plant and equipment for the year ended December 31, 2024.

(*3)

The Group identified a certain portion of the anode/cathode material assets that were in long-term idle status or expected to fall short of the anticipated economic performance for the year ended December 31, 2024. The Group calculated the net fair value of such individual assets to estimate the recoverable amount and recognized an impairment loss of ~~W~~307,911 million for assets whose recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

12. Property, Plant and Equipment (cont’d)

(b)

Changes in the carrying amounts of right-of-use assets presented as investment properties and property, plant and equipment for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	348,918	5,701	(7,188)	—	(29,405)	318,026
Buildings and structures		154,747	60,376	(29,718)	—	(14,056)	171,349
Machinery and equipment		346,642	138,910	(26,128)	—	(2,081)	457,343
Vehicles		45,071	6,675	(10,064)	—	(732)	40,950
Ships		196,070	264,508	(14,303)	—	—	446,275
Others		24,026	1,679	(8,608)	—	(10,250)	6,847

	~~W~~	1,115,474	477,849	(96,009)	—	(56,524)	1,440,790

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
Others		29,895	22,856	(19,657)	—	(9,068)	24,026

	~~W~~	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

(c)	The amounts recognized in profit or loss related to leases for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Interest on lease liabilities	~~W~~	13,364	11,966	24,786	24,312
Expenses related to short-term leases		8,958	9,509	20,584	28,444
Expenses related to leases of low-value assets		2,803	6,215	7,856	12,871

	~~W~~	25,125	27,690	53,226	65,627

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill and other intangible assets for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	357,851	—	—	—	—	(716)	357,135
Intellectual property rights		3,247,517	185,139	(1)	(143,479)	(25,665)	(39,212)	3,224,299
Membership(*1)		136,108	723	(2,221)	(93)	(11)	(339)	134,167
Development expense		95,041	7,762	—	(16,336)	—	10,257	96,724
Port facilities usage rights		167,996	—	—	(7,422)	—	—	160,574
Exploratation and evaluation assets		115,309	33,323	—	—	—	(5,085)	143,547
Development assets		86,711	—	—	(168)	—	(31,842)	54,701
Customer relationships		145,699	—	—	(22,239)	—	6,971	130,431
Other intangible assets		422,592	68,028	(41)	(31,316)	(2)	(14,691)	444,570

	~~W~~	4,774,824	294,975	(2,263)	(221,053)	(25,678)	(74,657)	4,746,148

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(*1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploratation and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	~~W~~	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

14. Other Assets

Other assets as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Advance payments	~~W~~	548,417	509,922
Prepaid expenses		222,428	259,145
Firm commitment asset		5,219	2,489
Other current assets		14,819	15,387

	~~W~~	790,883	786,943

Non-current
Long-term advance payments	~~W~~	40,174	33,308
Long-term prepaid expenses		18,425	20,689
Others		48,126	79,688

	~~W~~	106,725	133,685

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2025		December 31, 2024
Short-term borrowings
Bank overdrafts	JP Morgan and others	July, 2024 ~ June, 2025	July, 2025 ~ June, 2026	3.65 ~ 7.40	~~W~~	53,092	85,892
Short-term borrowings	HSBC and others	April, 2024 ~ June, 2025	July, 2025 ~ June, 2026	0.49 ~ 8.10		6,040,359	5,647,199

						6,093,451	5,733,091

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	December, 2006 ~ June, 2025	July, 2025 ~ June, 2026	0.19 ~ 6.40		1,086,204	1,323,002
Current portion of debentures	KB Securities co.,Ltd. and others	July, 2015 ~ March, 2024	July, 2025 ~ June, 2026	1.68 ~ 5.80		4,561,060	4,024,084
Less: Current portion of discount on debentures issued						(4,033)	(3,483)
Current portion of exchangable bonds(*1)	Foreign currency exchangable bonds	September, 2021	September, 2026			41,709	39,053

						5,684,940	5,382,656

					~~W~~	11,778,391	11,115,747

(*1)	The Group classified the exchangeable bonds as current liabilities in consideration of the investor’s exchange right.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

15. Borrowings (cont’d)

The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds

Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	429,064

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of exchangeable bonds of EUR 1,065,900,000 for the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid for the six-month period ended June 30, 2025.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

15. Borrowings (cont’d)

(b)	Long-term borrowings, excluding current portion and others, as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2025		December 31, 2024
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001 ~ June, 2025	July, 2026 ~ March, 2040	0.10 ~ 8.50	~~W~~	6,098,980	4,868,703
Less: Present value discount						(47,022)	(51,173)
Bonds	KB Securities co., Ltd. and others	July, 2019 ~ May, 2025	July, 2026 ~ May, 2035	1.72 ~ 6.38		9,682,140	10,108,600
Less: Discount on debentures issued						(44,373)	(44,510)

					~~W~~	15,689,725	14,881,620

(c)	Assets pledged as collateral with regard to the borrowings as of June 30, 2025 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	3,987,683	4,957,270
Trade accounts and notes receivable	Korea Development Bank and others		233,719	233,719
Financial instruments	Korea Development Bank and others		72,157	72,157

		~~W~~	4,293,559	5,263,146

16. Other Payables

Other payables as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Accounts payable	~~W~~	1,585,896	1,652,957
Accrued expenses		1,118,497	1,275,068
Dividend payable		3,807	4,182
Lease liabilities		182,232	161,601
Withholdings		344,142	370,063

	~~W~~	3,234,574	3,463,871

Non-current
Accounts payable	~~W~~	5,646	6,096
Accrued expenses		14,866	11,979
Lease liabilities		1,052,990	744,500
Long-term withholdings		49,172	46,437

	~~W~~	1,122,674	809,012

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2025 and December 31, 2024 are as follows:

17. Other Financial Liabilities

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Derivative liabilities	~~W~~	56,361	108,786
Financial guarantee liabilities		6,385	4,972
Others		7,116	7,117

	~~W~~	69,862	120,875

Non-current
Derivative liabilities	~~W~~	57,607	2,236
Financial guarantee liabilities		8,824	8,944
Others		59,859	61,740

	~~W~~	126,290	72,920

18. Provisions

(a)	Provisions as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025			December 31, 2024
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	93,016	70,975	121,757	70,104
Provision for construction warranties		41,908	143,149	49,659	137,201
Provision for legal contingencies and claims(*1)		6,058	77,564	17,960	78,486
Provision for the restoration		4,496	205,163	10,041	197,810
Others(*2)		136,205	76,203	196,613	96,958

	~~W~~	281,683	573,054	396,030	580,559

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~63,936million and ~~W~~80,220 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of June 30, 2025 and December 31, 2024, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of June 30, 2025 and December 31, 2024, the Group recognized ~~W~~12,367 million and ~~W~~64,249 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

18. Provisions (cont’d)

(b)	Changes in provisions for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	191,861	35,108	(79,854)	(4,639)	21,515	163,991
Provision for construction warranties		186,860	10,134	(10,342)	(1,284)	(311)	185,057
Provision for legal contingencies and claims		96,446	2,763	(9,341)	(2,026)	(4,220)	83,622
Provision for the restoration		207,851	13,668	(256)	(4,811)	(6,793)	209,659
Others		293,571	63,600	(7,253)	(16,114)	(121,396)	212,408

	~~W~~	976,589	125,273	(107,046)	(28,874)	(111,205)	854,737

(*1)	Including adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	~~W~~	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Including transfer to liabilities held for sale and adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to defined contribution retirement plans for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	18,867	18,731	37,631	37,400

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Present value of funded obligations	~~W~~	2,557,298	2,589,246
Fair value of plan assets(*1)		(2,815,473)	(2,962,342)
Present value of non-funded obligations		5,301	7,092

Net defined benefit liabilities	~~W~~	(252,874)	(366,004)

(*1)

As of June 30, 2025 and December 31, 2024, the Group recognized net defined benefit assets amounting to ~~W~~313,750 million and ~~W~~409,147 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed consolidated statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Current service costs	~~W~~	67,164	65,526	136,942	133,348
Net interest costs		(3,635)	(5,011)	(7,891)	(10,585)

	~~W~~	63,529	60,515	129,051	122,763

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Due to customers for contract work	~~W~~	471,907	491,495
Advances received		388,226	253,171
Unearned revenue		120,078	87,969
Withholdings		195,083	307,753
Firm commitment liability		5,299	10,384
Others(*1)		23,993	22,726

	~~W~~	1,204,586	1,173,498

Non-current
Unearned revenue	~~W~~	3,857	4,317
Others(*1)		97,747	94,942

	~~W~~	101,604	99,259

(*1)

As of June 30, 2025 and December 31, 2024, the Group recognized the assumed liability amounting to ~~W~~37,590 million and ~~W~~41,770 million, respectively, related to unfavorable terms of a customer contract compared to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

21. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amounts and fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of June 30, 2025 and December 31, 2024 are as follows:

①	June 30, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	304,187	—	304,187	—	304,187
Short-term financial instruments		836,290	—	836,290	—	836,290
Equity securities		74,676	15,491	—	59,185	74,676
Debt securities		115,167	—	82,461	32,706	115,167
Other securities		739,626	—	—	739,626	739,626
Derivative hedging instruments(*2)		7,870	—	7,870	—	7,870
Fair value through other comprehensive income
Equity securities		1,216,421	782,405	—	434,016	1,216,421
Assets held for sale		402,860	402,860	—	—	402,860
Financial assets measured at amortized cost(*1)				—
Cash and cash equivalents		7,002,287	—	—	—	—
Trade accounts and notes receivable		9,557,255	—	—	—	—
Other receivables		2,749,616	—	—	—	—
Debt securities		709,288	—	—	—	—
Deposit instruments		8,023,569	—	—	—	—
Assets held for sale		27,272	—	—	—	—

	~~W~~	31,766,384	1,200,756	1,230,808	1,265,533	3,697,097

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	108,260	—	108,260	—	108,260
Borrowings		41,709	41,709	—	—	41,709
Derivative hedging instruments(*2)		5,708	—	5,708	—	5,708
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,266,310	—	—	—	—
Borrowings		27,426,407	—	27,673,436	—	27,673,436
Financial guarantee liabilities		15,209	—	—	—	—
Others		3,708,520	—	—	—	—
Other financial Liabilities		66,975	—	—	—	—

	~~W~~	36,639,098	41,709	27,787,404	—	27,829,113

(*1)	The fair values of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instruments in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instruments in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

21. Financial Instruments (cont’d)

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,217	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	~~W~~	30,557,117	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Others		3,895,526	—	—	—	—
Other financial Liabilities		68,857	—	—	—	—

	~~W~~	36,247,865	39,053	26,278,016	—	26,317,069

(*1)	The fair values of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instruments in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instruments in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

21. Financial Instruments (cont’d)

2)	Finance income and costs by category of financial instrument for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

①	For the six-month period ended June 30, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	(745)	—	27,981	1,282	28,518	—
Derivative assets		—	(234,893)	—	141,784	—	(93,109)	—
Financial assets at fair value through other comprehensive income		—	—	—	—	27,487	27,487	14,111
Financial assets measured at amortized cost		252,225	—	(447,731)	(40,949)	(3,983)	(240,438)	—
Financial liabilities at fair value through profit or loss		—	(1,003)	—	—	—	(1,003)	—
Derivative liabilities		—	(237,140)	—	(227,318)	—	(464,458)	(259)
Financial liabilities measured at amortized cost		(525,259)	—	816,965	—	(19,231)	272,475	—

	~~W~~	(273,034)	(473,781)	369,234	(98,502)	5,555	(470,528)	13,852

②	For the six-month period ended June 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	99,499	—	59,230	327	159,056	—
Derivative assets		—	409,145	—	127,890	—	537,035	—
Financial assets at fair value through other comprehensive income		—	—	—	—	22,887	22,887	(76,947)
Financial assets measured at amortized cost		301,735	—	611,299	(38,349)	(7,124)	867,561	—
Financial liabilities at fair value through profit or loss		—	234,218	(74,475)	—	—	159,743	—
Derivative liabilities		—	42,523	—	(125,997)	—	(83,474)	(22)
Financial liabilities measured at amortized cost		(519,012)	—	(1,018,174)	—	(14,671)	(1,551,857)	—

	~~W~~	(217,277)	785,385	(481,350)	22,774	1,419	110,951	(76,969)

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

22. Share Capital and Capital Surplus

(a)	Details of share capital as of June 30, 2025 and December 31, 2024 are as follows:

(Share, in Won)	June 30, 2025		December 31, 2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 7,986,828 and such ADRs are equivalent to 1,996,707 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of June 30, 2025, the Company’s total number of issued shares has decreased.

(*3)	As of June 30, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury stocks.

(b)	Details of capital surplus as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		332,686	376,075

	~~W~~	1,605,505	1,648,894

23. Other components of equity

Details of other components of equity as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Capital adjustment arising from investments in equity-accounted investees	~~W~~	(135,168)	76,870
Changes in fair value of equity investments at fair value through other comprehensive income		32,983	20,066
Foreign currency translation differences		416,247	983,071
Losses on valuation of derivatives		(1,184)	(925)
Others		76,347	76,347

	~~W~~	389,225	1,155,429

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(shares, in millions of Won)	June 30, 2025			December 31, 2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of teasury shares	(1,691,425)		(374,545)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,317	7,003,598	~~W~~	1,550,862

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

①	For the six-month period ended June 30, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Rechargeable battery materials	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	18,190,227	10,862,377	—	1,855	1,069,670	—	30,124,129
Revenue from services		420,331	1,212,207	62,740	112,023	399	6,618	1,814,318
Revenue from construction contract		—	—	2,887,572	—	22,161	—	2,909,733
Others		84,693	2,423	5,506	22,997	—	28,564	144,183

	~~W~~	18,695,251	12,077,007	2,955,818	136,875	1,092,230	35,182	34,992,363

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	18,274,920	10,864,800	108,433	24,852	1,069,670	28,564	30,371,239
Revenue recognized over time		420,331	1,212,207	2,847,385	112,023	22,560	6,618	4,621,124

	~~W~~	18,695,251	12,077,007	2,955,818	136,875	1,092,230	35,182	34,992,363

②	For the six-month period ended June 30, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Rechargeable battery materials	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	19,131,314	9,648,714	—	5,026	1,591,368	—	30,376,422
Revenue from services		432,743	1,588,599	58,063	165,983	2,516	4,790	2,252,694
Revenue from construction contract		—	—	3,758,839	—	13,608	—	3,772,447
Others		92,494	3,088	8,825	22,305	—	33,356	160,068

	~~W~~	19,656,551	11,240,401	3,825,727	193,314	1,607,492	38,146	36,561,631

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	19,223,808	9,651,802	189,927	27,331	1,591,368	33,356	30,717,592
Revenue recognized over time		432,743	1,588,599	3,635,800	165,983	16,124	4,790	5,844,039

	~~W~~	19,656,551	11,240,401	3,825,727	193,314	1,607,492	38,146	36,561,631

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended June 30, 2025 and 2024 are as follows:

①	For the three-month period ended June 30, 2025

(in millions of Won)			Green Infrastructure			Rechargeable battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,060,502	5,591,325	—	—	452,627	—	15,104,454
Revenue from services		196,918	628,479	36,129	28,819	399	1,673	892,417
Revenue from construction contract		—	—	1,445,177	—	18,020	—	1,463,197
Others		52,585	837	4,567	12,144	—	25,386	95,519

	~~W~~	9,310,005	6,220,641	1,485,873	40,963	471,046	27,059	17,555,587

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,113,087	5,592,162	97,664	12,144	452,627	25,386	15,293,070
Revenue recognized over time		196,918	628,479	1,388,209	28,819	18,419	1,673	2,262,517

	~~W~~	9,310,005	6,220,641	1,485,873	40,963	471,046	27,059	17,555,587

②	For the three-month period ended June 30, 2024

(in millions of Won)			Green Infrastructure			Rechargeable battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,540,165	5,016,381	—	1,500	693,977	—	15,252,023
Revenue from services		196,881	889,025	32,805	82,350	639	900	1,202,600
Revenue from construction contract		—	—	1,944,860	—	6,516	—	1,951,376
Others		58,729	1,227	5,187	11,894	—	26,645	103,682

	~~W~~	9,795,775	5,906,633	1,982,852	95,744	701,132	27,545	18,509,681

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,598,894	5,017,608	177,848	13,394	693,977	26,645	15,528,366
Revenue recognized over time		196,881	889,025	1,805,004	82,350	7,155	900	2,981,315

	~~W~~	9,795,775	5,906,633	1,982,852	95,744	701,132	27,545	18,509,681

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Receivables
Trade accounts and notes receivable	~~W~~	9,557,255	9,374,218
Contract assets
Due from customers for contract work		1,565,417	1,475,180
Contract liabilities
Advance received		392,070	256,522
Due to customers for contract work		471,907	491,495
Unearned revenue		121,426	89,807

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025			December 31, 2024
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	20,939,956	295,965	27,830,242	262,814
Accumulated contract profit		1,248,116	46,966	1,903,582	43,690
Accumulated contract loss		(519,983)	(11,708)	(707,167)	(1,930)
Accumulated contract revenue		21,668,089	331,223	29,026,657	304,574

(b)	Details of due from customers for contract works and due to customers for contract works as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025			December 31, 2024
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,539,498	38,360	1,473,843	13,716
Due to customers for contract work		(467,551)	(4,356)	(479,546)	(11,949)

	~~W~~	1,071,947	34,004	994,297	1,767

(c)	Details of the provisions for construction loss as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Construction segment	~~W~~	25,557	52,492
Others		594	857

	~~W~~	26,151	53,349

(d)

For the six-month period ended June 30, 2025, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenues		Changes in estimated total contract costs	Net income (loss)	Future income	Total
Construction segment	~~W~~	1,027,653	909,254	(56,975)	175,374	118,399
Others		1,371	(2)	1,265	108	1,373

	~~W~~	1,029,024	909,252	(55,710)	175,482	119,772

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to June 30, 2025 and the estimated total contract revenue as of June 30, 2025. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

26. Contract under Input Method (cont’d)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Wages and salaries	~~W~~	275,133	272,628	587,901	576,479
Expenses related to post-employment benefits		21,657	22,606	46,149	46,450
Other employee benefits		73,595	71,980	155,730	149,509
Travel		14,291	12,053	26,259	22,430
Depreciation		41,496	43,211	89,582	84,041
Amortization		28,829	29,409	57,046	56,622
Communication		2,491	2,419	6,252	6,309
Electricity		3,556	3,283	8,279	6,956
Taxes and public dues		35,241	33,594	54,623	48,831
Rental		10,939	17,293	20,622	22,058
Repairs		2,684	4,450	5,295	7,918
Entertainment		2,856	2,752	6,209	6,745
Advertising		23,977	24,962	42,214	45,314
Research & development		47,295	54,665	94,165	104,010
Service fees		77,380	72,806	130,724	126,153
Vehicles maintenance		2,047	1,963	4,195	3,971
Industry association fee		3,430	4,065	7,277	6,386
Conference		5,866	5,579	11,911	10,396
Bad debt expenses		15,339	4,164	41,201	21,903
Others		20,591	14,317	28,642	31,166

	~~W~~	708,693	698,199	1,424,276	1,383,647

(b)	Selling expenses

Selling expenses for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Freight and custody expenses	~~W~~	5,781	7,822	10,968	13,902
Operating expenses for distribution center		191	354	374	619
Sales commissions		21,451	19,703	39,374	41,757
Sales advertising		308	239	402	439
Sales promotion		2,506	2,464	5,053	5,207
Sample		595	557	1,332	1,125
Sales insurance premium		9,138	7,444	18,625	15,683
Contract cost		25,559	4,208	37,554	22,074
Others		3,961	2,008	7,662	4,355

	~~W~~	69,490	44,799	121,344	105,161

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Finance income
Interest income	~~W~~	126,553	129,299	252,225	301,735
Dividend income		11,529	5,004	28,769	23,214
Gain on foreign currency transactions		376,226	327,981	633,555	632,824
Gain on foreign currency translations		692,583	162,429	924,274	464,956
Gain on derivatives transactions		89,475	65,659	153,703	143,833
Gain on valuations of derivatives		(56,214)	214,933	23,934	515,281
Gain on disposals of financial assets at fair value through profit of loss		15,083	49,440	31,317	74,727
Gain on valuations of financial assets at fair value through profit or loss		5,155	41,331	15,806	126,637
Gain on valuations of financial liabilities at fair value through profit or loss		—	90,217	—	234,218
Others		3,662	1,729	5,148	4,898

	~~W~~	1,264,052	1,088,022	2,068,731	2,522,323

Finance costs
Interest expenses	~~W~~	262,903	272,211	525,259	519,012
Loss on foreign currency transactions		435,025	287,728	708,746	553,796
Loss on foreign currency translations		264,680	439,002	479,849	1,025,334
Loss on derivatives transactions		118,010	81,395	239,237	141,940
Loss on valuation of derivatives		464,676	16,714	495,967	63,613
Loss on disposal of trade accounts and notes receivable 20,930			20,920	40,949	38,349
Loss on disposals of financial assets at fair value through profit or loss		2,435	2,603	3,336	15,497
Loss on valuations of financial assets at fair value through profit or loss		9,458	14,265	16,551	27,138
Loss on valuations of financial liabilities at fair value through profit or loss		922	—	1,003	—
Others		12,059	18,352	28,362	26,693

	~~W~~	1,591,098	1,153,190	2,539,259	2,411,372

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Other non-operating income
Recovery of other bad debt expenses	~~W~~	1,304	1,369	1,649	3,691
Gain on disposals of investment in subsidiaries, associates and joint ventures		(474)	7,078	24,973	7,096
Gain on disposals of property, plant and equipment		19,855	6,053	22,018	12,050
Gain on disposal of assets held for sale		—	—	52,148	—
Gain on valuation of firm commitment		9,049	17,876	18,655	31,323
Reversal of other provisions		3,608	(219)	7,427	2,240
Gain on disposals of emission rights		—	10,373	4	13,343
Others		17,315	26,737	56,647	56,953

	~~W~~	50,657	69,267	183,521	126,696

Other non-operating expenses
Other bad debt expenses	~~W~~	13,490	752	13,490	11,599
Loss on disposals of investments in subsidiaries, associates and joint ventures		556	42,574	752	42,594
Loss on disposals of property, plant and equipment		39,760	22,975	53,034	36,340
Impairment loss on property, plant and equipment		65,579	22,491	113,159	63,122
Impairment loss on intangible assets		25,667	—	25,678	11
Loss on disposal of assets held for sale		653	3,590	653	34,812
Loss on valuation of firm commitment		17,873	17,835	20,320	19,144
Donations		10,327	11,938	31,850	35,071
Idle tangible asset expenses		1,165	875	2,486	2,341
Increase to provisions		3,338	4,114	4,643	7,193
Others		12,209	5,791	37,702	42,586

	~~W~~	190,617	132,935	303,767	294,813

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Raw material used, changes in inventories and others	~~W~~	8,945,921	10,021,927	19,453,869	20,487,292
Employee benefits expenses		1,206,538	1,205,676	2,472,507	2,416,870
Outsourced processing cost		2,288,309	2,772,605	4,325,967	5,322,194
Electricity and water expenses		313,885	260,632	677,904	583,210
Depreciation(*1)		908,471	807,197	1,818,192	1,688,062
Amortization		108,297	113,920	221,053	236,561
Freight and custody expenses		805,253	569,508	1,367,470	1,243,976
Sales commissions		21,451	19,703	39,374	41,757
Loss on disposal of property, plant and equipment		39,760	22,975	53,034	36,340
Impairment loss on property, plant and equipment		65,579	22,491	113,159	63,122
Impariment loss on intangible assets		25,667	—	25,678	11
Donations		10,327	11,937	31,850	35,071
Other expenses		2,399,574	2,062,045	3,520,460	3,366,956

	~~W~~	17,139,032	17,890,616	34,120,517	35,521,422

(*1)	Including depreciation of investment property.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

31. Income Taxes

The effective tax rates of the Group for each of the six-month periods ended June 30, 2025 and 2024 are 41.96% and 20.52%, respectively.

(a)	Application of the Consolidated Tax Payment System

In 2025, the Group has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, if economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

Domestic and foreign subsidiaries that are not included in the consolidated tax payment system calculate and pay corporate income tax based on each legal entity as a separate tax unit.

Deferred tax assets and deferred tax liabilities of entities included in the consolidated tax payment system are offset when the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same tax authority and there is an intention to settle them on a net basis.

(b)	Global minimum tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the controlling company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the six-month period ended June 30, 2025 as it is subject to global minimum tax under the OECD’s Pillar Two Model Rules. The Group reviewed subsidiaries qualifying as taxpayers, including the controlling company and, as a result, did not recognize any income tax expense for the six-month period ended June 30, 2025 as the impact of the global minimum tax on the consolidated financial statements as of June 30, 2025 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in Won, except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Profit attributable to controlling interest	~~W~~	159,865,185,533	529,933,233,564	462,160,578,704	1,070,648,510,509
Weighted-average number of common shares outstanding(*1)		75,620,779	75,876,207	75,620,779	75,876,207
Basic earnings per share	~~W~~	2,114	6,984	6,112	14,110

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2025	2024	2025	2024
Total number of common shares issued	80,932,952	84,571,230	81,773,992	84,571,230
Weighted-average number of treasury shares	(5,312,173)	(8,695,023)	(6,153,213)	(8,695,023)

Weighted-average number of common shares outstanding	75,620,779	75,876,207	75,620,779	75,876,207

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of June 30, 2025. The diluted earnings per share for the six-month period ended June 30, 2024 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Diluted earnings per share for the three-month and six-month period ended June 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended June 30, 2024		For the six-month period ended June 30, 2024
Profit attributable to controlling interest	~~W~~	529,933,233,564	1,070,648,510,509
Loss on revaluation of exchangeable bonds considering exchange rates		(42,639,885,285)	(130,478,878,909)
Adjusted weighted-average number of common shares outstanding(*1)		79,144,249	79,133,915
Diluted earnings per share		6,157	11,881

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024
Weighted-average number of common shares outstanding	75,876,207	75,876,207
Weighted-average number of potential common shares	3,268,042	3,257,708

Adjusted weighted-average number of common shares	79,144,249	79,133,915

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

33. Related Party Transactions

(a)	Related parties of the Group as of June 30, 2025 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO,
PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,
South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,
KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions between the Group and the related parties for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	42,264	—	—	—	54
SNNC		48,646	—	4	355,240	2,596
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		25,818	—	—	3	—
Gunggi Green Energy		7,103	—	—	—	2,715
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,703	—	—	7	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		28,060	—	—	495	—
South-East Asia Gas Pipeline Company Ltd.		—	11,941	—	—	—
POSCO MC MATERIALS		69,133	3,000	—	3,400	271
Samcheok Blue Power Co., Ltd.		103,083	2,795	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		92,510	—	—	121,003	—
HBIS-POSCO Automotive Steel Co., Ltd		15,387	—	—	20,486	—
Roy Hill Holdings Pty Ltd		1,682	118,313	—	758,356	—
Others		106,651	73,224	594	160,614	23,350

	~~W~~	546,040	209,273	598	1,419,604	28,986

(*1)	As of June 30, 2025, the Group provides payment guarantees to the related parties (see Note 34).

2)	For the six-month period ended June 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	116,952	—	1,427	—	128
SNNC		62,058	—	3	197,081	65
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		23,625	—	13	782	—
Gunggi Green Energy		17,933	—	—	—	3,155
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		6,710	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		26,485	—	—	1	—
South-East Asia Gas Pipeline Company Ltd.		—	35,255	—	—	—
POSCO MC MATERIALS		57,155	1,800	—	2,608	186
Samcheok Blue Power Co., Ltd.		139,917	5,424	428	—	—
Pocheon-Hwado Highway Corp.		50,663	—	—	—	1
POSCO(Guangdong) Automotive Steel Co., Ltd		133,238	—	—	157,256	—
HBIS-POSCO Automotive Steel Co., Ltd		23,714	—	—	12,396	—
Roy Hill Holdings Pty Ltd		—	218,861	—	958,554	—
Others		48,069	75,307	3,467	81,432	54,954

	~~W~~	706,519	336,647	5,338	1,410,110	58,489

(*1)	As of June 30, 2024, the Group provides payment guarantees to the related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

33. Related Party Transactions (cont’d)

(c)	The balances of receivables and payables arising from significant transactions between the Group and the related parties as of June 30, 2025 and December 31, 2024 are as follows:

1)	June 30, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	62,696	—	1,651	64,347	—	6,373	6,373
Gunggi Green Energy		12,634	—	10,706	23,340	—	558	558
POSCO(Guangdong) Automotive Steel Co., Ltd		25,393	1,859	—	27,252	28,078	—	28,078
AMCI (WA) PTY LTD		—	136,866	—	136,866	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		5,889	—	—	5,889	7,331	1,566	8,897
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,703	—	—	2,703	—	—	—
Samcheok Blue Power Co., Ltd.		187,945	—	255	188,200	—	385	385
Nickel Mining Company SAS		—	71,631	167	71,798	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		16,326	—	—	16,326	104	—	104
POSCO MC MATERIALS		14,519	—	206	14,725	977	288	1,265
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	2	2
UITrans LRT Co., Ltd.		—	39,333	92	39,425	—	—	—
Roy Hill Holdings Pty Ltd		44,301	—	11,083	55,384	377,099	—	377,099
SNNC		15,313	—	3,104	18,417	5,956	347	6,303
FQM Australia Holdings Pty Ltd		—	273,791	—	273,791	—	—	—
Others		44,013	19,240	127,523	190,776	49,168	88,872	138,040

	~~W~~	442,717	542,720	154,787	1,140,224	468,713	98,749	567,462

(*1) As of June 30, 2025, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~494,749 million.

2) December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	96,730	—	1,657	98,387	—	30,087	30,087
Gunggi Green Energy		5,846	—	10,706	16,552	—	567	567
POSCO(Guangdong) Automotive Steel Co., Ltd		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	~~W~~	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1)	As of December 31, 2024, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~506,673 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

33. Related Party Transactions (cont’d)

(d)	Major financial transactions between the Group and the related parties for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	51,051	—	(11,718)	—	39,333
PT. Tanggamus Electric Power		3,854	—	(2,479)	1,636	3,011
Nickel Mining Company SAS		68,793	—	—	2,838	71,631
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	(1,427)	(43)	—
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		142,767	68	(1,773)	(4,196)	136,866
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,636	—	(1,378)	(288)	3,970
FQM Australia Holdings Pty Ltd		292,764	1,625	—	(20,598)	273,791
POHANG E&E Co. , LTD		3,228	1,059	—	—	4,287
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,162	33,457	(37,543)	(217)	1,859
Gale International Korea, LLC		100	170	—	—	270
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,429	—	(109)	5,320

	~~W~~	581,267	41,808	(56,318)	(24,037)	542,720

(*1)	Including adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd		256,938	3,126	—	32,700	292,764
POHANG E&E Co. , LTD		1,646	1,582	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	~~W~~	510,570	78,487	(70,961)	63,171	581,267

(*1)	Including adjusted foreign currency translation differences and others.

(e)

For each of the six-month periods ended June 30, 2025 and 2024, there were additional investments in associates and joint ventures and others amounting to ~~W~~151,870 million and ~~W~~163,654 million, respectively.

(f)	For each of the six-month periods ended June 30, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2025		June 30, 2024
Short-term benefits	~~W~~	84,577	85,415
Long-term benefits		3,086	4,878
Retirement benefits		11,787	14,934

	~~W~~	99,450	105,227

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the support of internal and/or external specialists.

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

(b)	Details of guarantees

1)	Contingent liabilities from outstanding guarantees provided by the Group as of June 30, 2025 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	271,280	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,464,774	962,383,830	1,305,377
POSCO	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	149,204	30,000,000	40,692
	POSCO ASSAN TST STEELINDUSTRY Inc	Citibank and others	USD	136,500,000	185,149	122,850,000	166,634
	POSCO COATED STEEL (THAILAND)CO., LTD.	HSBC and others	THB	4,800,000,000	199,488	1,776,000,000	73,811
POSCO INTERNATIONAL Corporation	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	17,904	11,000,000	14,920
	PT. Bio Inti Agrindo	BTPN and others	IDR	902,400,000,000	75,531	902,400,000,000	75,531
	POSCO ASSAN TST STEEL INDUSTRY	Woori Bank Hong Kong and others	USD	13,650,000	18,515	13,650,000	18,515
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	67,820	10,561,860	14,326
	POSCO INTERNATIONAL JAPAN Corp.					13,845,142	18,780
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICOS.A. de C.V.					10,000,000	13,564
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	6,782	5,000,000	6,782
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	139,578	35,350,000	47,949
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	70,607	51,379,000	69,690
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,017	750,000	1,017
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	28,322	20,880,000	28,322
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	16,784,336	22,766	13,986,947	18,972
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	296,989	232,265,400	230,270
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	73,223	46,000,000	73,223
	PT.Nicole Metal Industry	STANDARD CHARTERED	USD	39,200,000	53,171	35,824,311	48,592
POSCO	POSUK Titanium LLP	Shinhan Bank	USD	12,750,000	17,294	12,750,000	17,294
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,020	4,900,000	6,646
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	122,170	122,170
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	787,423	787,423	169,934	169,934
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,112,062	16,058	18,112,062	16,058
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	6,696	14,666,666,666	1,228
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,614,000	2,270	54,614,000	2,270
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	14	10,000	14
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	1,264,736,781	20,071	1,264,736,781	20,071

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

2)	Details of credit enhancements by type of the Group’s PF business as of June 30, 2025 are as follows:

①	Maintenance projects and others

a.	The information about the maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)							Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount	Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~ 44,761	37,301	37,301	37,301	—	—	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption	494,000	308,900	308,900	—	—	72,300	236,600	—	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption	938,526	447,438	447,438	131,200	—	54,500	132,358	—	129,380
	Other projects	Civic Center PFV	Main PF	Debt assumption	45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption	50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee	36,000	16,100	16,100	—	16,100	—	—	—	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption	53,300	22,800	22,800	—	—	—	22,800	—	—
	Other projects	Apcity HNG	Main PF	Debt assumption	10,000	10,000	10,000	—	—	10,000	—	—	—
	Other projects	ISLAND ONE CO., LTD.	Main PF	Debt assumption	50,000	50,000	50,000	—	—	—	—	50,000	—
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement	123,309	40,380	40,380	—	—	—	—	847	39,533

					1,306,135	681,718	681,718	131,200	16,100	64,500	155,158	50,847	263,913

					~~W~~1,844,896	1,027,919	1,027,919	168,501	16,100	136,800	391,758	50,847	263,913

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of constructions of office buildings, retail shops, warehouses, and educational facilities.

(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~371,034 million).

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of June 30, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	19	~~W~~	9,107,710	3,612,841	1,992,842
	Between the Group	19		6,654,059	2,580,097	1,302,116
Other projects	All	1		2,197,729	5,350,000	1,304,000
	Between the Group	1		2,197,729	5,350,000	1,304,000

	All	20		11,305,439	8,962,841	3,296,842
	Between the Group	20	~~W~~	8,851,788	7,930,097	2,606,116

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~24,755 million for maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

c.	Details of contingent liability for damages in the event of non-compliance with construction completion covenant as of June 30, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	1	~~W~~	305,519	76,000	31,253
	Between the Group	1		305,519	76,000	31,253
Other projects	All	32		9,936,502	10,699,200	7,154,125
	Between the Group	32		9,308,405	10,395,240	6,884,523

	All	33		10,242,021	10,775,200	7,185,378
	Between the Group	33	~~W~~	9,613,924	10,471,240	6,915,776

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~171,100 million for the maintenance projects.

(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount	Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1	24,923	22,323
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1	319,515	286,183
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement	2	71,930	41,808
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds	1	25,630	10,369
	Pure Gimpo.Co.,Ltd(*2)	Providing funds	1	51,565	22,210
	Clean Iksan Co.,Ltd(*2)	Providing funds	1	44,054	21,146

			7	537,617	404,039

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1	47,348	32,668
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	11	63,683	28,788
	Western Inland highway CO.,LTD. and others	Providing funds	42	2,778,848	1,541,606
	Pohang Youngil Bay New Port	Debt assumption	1	2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1	35,296	26,750

			56	2,927,425	1,631,252

			63	~~W~~ 3,465,042	2,035,291

(*1)	The Group provides a funding commitment of ~~W~~308,506 million (including other shares: ~~W~~558,079 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~93,319 million (including other shares: ~~W~~170,617 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of June 30, 2025, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by purchasing insurance policies from guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount	Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~ 10,589	10,589	Credit Agricole and others
POSCO GYR Tech	POSCO	Defect liability warranty	137	137	CI Guarantee

			10,726	10,726
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit	2,767	2,767	Hana Bank
	PT. Wampu Electric Power	Letter of credit	2,442	2,442	Hana Bank

			5,209	5,209

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction	9,682,535	8,748,885	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd.	Guarantee on performance and others	3,050	3,050	Seoul Guarantee Insurance
POSCO GYR Tech	KEPCO Plant Service & Engineering Co., Ltd.	Defect liability warranty	71	71	CI Guarantee

			9,685,656	8,752,006

			~~W~~ 9,701,591	8,767,941

②	As of June 30, 2025, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	4,637,056	4,637,056
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		913,756	694,482
Seoul Guarantee Insurance	Construction performance guarantee and others		561,773	561,773
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		5,103,989	5,098,302
Woori Bank and others	Foreign currency guarantee		1,886,928	772,729
Korea software financial cooperative	Guarantee on performance for contracts		122,976	122,976
Seoul Guarantee Insurance	Guarantee on performance and others		118,855	118,855
Construction Guarantee Cooperative	Guarantee on performance		32	32
CI Guarantee	Defect liability warranty		208	208

		~~W~~	13,345,573	12,006,413

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of June 30, 2025 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of June 30, 2025, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects.POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.As of June 30, 2025, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 85,083 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2025.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2025, 64 million tons of iron ore and 17 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to March 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of June 30, 2025, there are 33 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Natural Gas Spot Price (Henry Hub). POSCO has option of additionally extending the purchase contract by five years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. POSCO INTERNATIONAL Corporation has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, POSCO INTERNATIONAL Corporation is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to POSCO INTERNATIONAL Corporation. In May 2025, the shipper purchased two of the three chartered ship, resulting in the early termination of the ship purchase agreement.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of June 30, 2025, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD	In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of June 30, 2025, the remaining amount of USD 637,042 thousand is scheduled to be contributed additionally by 2026 through capital call.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

(d)	Litigation in progress

The Group is involved in 446 lawsuits aggregating to ~~W~~1,204.7 billion as defendant as of June 30, 2025, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~63.9 billion for 55 lawsuits based on its reliable estimate of outflow of resources.

(e)	Other major contingencies for the Group as of June 30, 2025 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of June 30, 2025, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 15 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of June 30, 2025, POSCO Eco & Challenge Co., Ltd. has provided 38 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of June 30, 2025, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	June 30, 2025		June 30, 2024
Trade accounts and notes receivable	~~W~~	(1,000,685)	(71,203)
Other receivables		214,898	(28,163)
Inventories		1,541,145	511,035
Other current assets		(97,333)	(85,752)
Other non-current assets		(57,196)	8,506
Trade accounts and notes payable		(598,158)	(417,073)
Other payables		(243,815)	(99,670)
Other current liabilities		171,368	(3,409)
Provisions		(62,255)	(75,432)
Usable and profitable donation assets		—	101,557
Payments of severance benefits		(210,762)	(211,028)
Plan assets		210,154	107,555
Other non-current liabilities		177	(9,575)

	~~W~~	(132,462)	(272,652)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. Operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. Meanwhile, the Group has restated the information of the reporting segments from the previous quarter in accordance with the changes in the operating segments.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile, the Group has classified the business segment, and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Secondary battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(b)	The information about reportable segments for each of the six-month periods ended June 30, 2025 and 2024 is as follows:

1)	For the six-month period ended June 30, 2025

		Infrastructure			Rechargeable battery materials
(in millions of Won)	Steel	Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~18,695,251	12,077,007	2,955,818	136,875	1,092,230	35,182	34,992,363
Internal revenues	11,148,015	9,144,126	880,221	1,620,140	601,292	832,780	24,226,574
Inter segment revenues	7,270,608	4,188,756	839,854	1,588,554	521,484	824,197	15,233,453
Total revenues	29,843,266	21,221,133	3,836,039	1,757,015	1,693,522	867,962	59,218,937
Segment profits (loss)	578,230	201,823	(126,581)	32,120	(297,667)	628,759	1,016,684

2)	For the six-month period ended June 30, 2024

		Infrastructure			Rechargeable battery materials
(in millions of Won)	Steel	Construction	Trading	Logistics and others		Others	Total
External revenues	~~W~~19,656,551	11,240,401	3,825,727	193,314	1,607,490	38,148	36,561,631
Internal revenues	11,236,484	10,393,136	1,382,383	1,886,062	495,615	1,077,385	26,471,065
Inter segment revenues	7,335,342	4,756,841	1,319,861	1,873,072	479,907	1,066,528	16,831,551
Total revenues	30,893,035	21,633,537	5,208,110	2,079,376	2,103,105	1,115,534	63,032,697
Segment profits	465,810	430,258	18,095	71,514	(12,699)	1,118,847	2,091,825

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2025 and 2024 (Unaudited)

36. Operating Segments (cont’d)

(c)	Reconciliations of the total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

(in millions of Won)	June 30, 2025		June 30, 2024
Total profit for the period	~~W~~	1,016,684	2,091,825
Fair value adjustments		(72,666)	(34,317)
Elimination of intra-group transactions		(515,937)	(903,473)
Income tax expense		309,559	298,001

Profit before income tax expense	~~W~~	737,640	1,452,036

37. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on August 12, 2025, the Company decided to pay interim cash dividends of W2,500 per common share (Total dividends: W189.1 billion).

(b)	On August 5, 2025, the Company’s subsidary, POSCO CNGR Nickel Solution Co., Ltd., was liquidated.

(c)

Pursuant to the resolution of the Board of Directors on May 13, 2025, POSCO FUTURE M CO., LTD, a subsidiary, decided capital increase by issuing 11,483,000 common shares. The company conducted capital increase by firstly allocating shares to the current shareholders pro rata, then proceeding with the general public offering for the remaining shares. The date of new share placement is June 17, 2025, and issued shares were listed on the Korea Exchange on August 8, 2025.

(d)

Pursuant to the resolution of the Board of Directors on July 3, 2025, the Company decided to sell the shares in two subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co., Ltd and Qingdao Pohang Stainless Steel Co., Ltd.

(e)	POSCO INTERNATIONAL Corporation, a subsidiary, resolved at its Board of Directors meeting on July 31, 2025, to sell the shares of eSteel4U, its subsidiary, to POSCO to enhance management efficiency.

38. Uncertainty in Estimates Due to Imposition of Tariffs by the United States

In June 2025, the U.S. government announced an executive order imposing a 50% tariff on all steel and aluminum products, effective from June 4, 2025. This tariff imposition introduces uncertainty in the estimation of financial statements.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the six-month periods ended June 30, 2025 and 2024 with the independent auditor’s review report

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of June 30, 2025 and the related interim condensed separate statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2025 and 2024, interim condensed separate statements of changes in equity and interim condensed separate statements of cash flows for each of the six-month periods ended June 30, 2025 and 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

1

Other matters

We have audited the separate statement of financial position of the Company as of December 31, 2024, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 12, 2025 expressed an unqualified opinion thereon. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from the above audited separate statement of financial position.

August 14, 2025

This review report is effective as of August 14, 2025, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

2

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the six-month periods ended June 30, 2025 and 2024

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Ju tae, Lee

Representative Director & President

POSCO HODINGS INC.

3

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of June 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	June 30, 2025		December 31, 2024
Assets
Cash and cash equivalents	19,32	~~W~~	523,188	409,387
Trade accounts and notes receivable, net	4,19,30,32		156,608	178,822
Other receivables, net	5,19,30,32		271,273	21,388
Other short-term financial assets	6,19,32		3,463,408	2,686,420
Assets held for sale	7		402,860	467,796
Current income tax assets	28		—	27,940
Other current assets	12		2,402	1,716

Total current assets			4,819,739	3,793,469

Other receivables, net	5,19,30		19,715	14,894
Other long-term financial assets	6,19		419,329	421,822
Investments in subsidiaries, associates and joint ventures	8		45,915,675	45,631,965
Investment property, net	9		323,190	328,372
Property, plant and equipment, net	10		533,840	415,993
Intangible assets, net	11		23,154	21,461
Other non-current assets	12		13,037	5,821

Total non-current assets			47,247,940	46,840,328

Total assets		~~W~~	52,067,679	50,633,797

(continued)

4

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of June 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	June 30, 2025		December 31, 2024
Liabilities
Short-term borrowings and current portion of long-term borrowings	13,19	~~W~~	41,709	39,053
Other current payables	13,30		71,999	50,356
Other short-term financial liabilities	15,19		21,092	18,302
Provisions	16		41,561	46,268
Current income tax liabilities	28		222,431	—
Other current liabilities	18		10,353	8,852

Total current liabilities			409,145	162,831

Long-term borrowings, excluding current portion	13		940,135	1,500
Other non-current payables	14,19,30		34,488	30,783
Other long-term financial liabilities	15,19		36,216	—
Defined benefit liabilities, net	17		4,282	1,296
Deferred tax liabilities	28		2,239,490	2,246,030
Long-term provisions	16		5,995	—
Other non-current liabilities	18		1,900	2,327

Total non-current liabilities			3,262,506	2,281,936

Total liabilities			3,671,651	2,444,767

Equity
Share capital	20		482,403	482,403
Capital surplus	20		1,367,990	1,367,990
Accumulated other comprehensive income (loss)	21		(112,368)	(62,645)
Treasury shares	22		(1,176,317)	(1,550,862)
Retained earnings			47,834,320	47,952,144

Total equity			48,396,028	48,189,030

Total liabilities and equity		~~W~~	52,067,679	50,633,797

The accompanying notes are an integral part of the interim condensed separate financial statements

5

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income for each of the three-month and six-month periods

ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won, except per share informations)		For the three-month period ended June 30 (Unaudited)			For the six-month period ended June 30 (Unaudited)
	Notes	2025		2024	2025	2024
Operating revenue	24,30	~~W~~	154,768	159,861	819,465	1,058,598
Operating expenses	24		(112,328)	(103,847)	(202,644)	(189,509)

Operating profit			42,440	56,014	616,821	869,089

Finance income and costs
Finance income	19,25		95,863	156,283	127,579	365,708
Finance costs	19,25		(80,449)	(43,304)	(84,734)	(84,884)
Other non-operating income and expenses
Other non-operating income	26		1,031	1,397	1,947	1,567
Other non-operating expenses	26		(12,871)	(4,584)	(14,395)	(5,270)

Profit before income tax			46,014	165,806	647,218	1,146,210
Income tax benefit (expense)	28		132	26,433	(12,315)	(12,633)

Profit			46,146	192,239	634,903	1,133,577
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17		(88)	(196)	(78)	(232)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,21		(97,200)	(47,855)	(49,723)	(66,576)

Total comprehensive income (loss)		~~W~~	(51,142)	144,188	585,102	1,066,769

Earnings per share (in Won)	29
Basic earnings per share (in Won)			610	2,534	8,396	14,940
Diluted earnings per share (in Won)		~~W~~	610	1,890	8,396	12,676

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(In millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit for the period		—	—	—	—	1,133,578	1,133,578
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(232)	(232)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(84,732)	—	18,156	(66,576)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(189,691)	(189,691)
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of June 30, 2024 (Unaudited)	~~W~~	482,403	1,367,990	(54,054)	(1,889,658)	48,278,005	48,184,686

Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive Income:
Profit for the period		—	—	—	—	634,903	634,903
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(78)	(78)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(49,723)	—	—	(49,723)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Interim dividends		—	—	—	—	(189,052)	(189,052)
Retirement of treasury shares		—	—	—	374,545	(374,545)	—

Balance as of June 30, 2025 (Unaudited)	~~W~~	482,403	1,367,990	(112,368)	(1,176,317)	47,834,320	48,396,028

The accompanying notes are an integral part of the interim condensed separate financial statements.

7

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won)	June 30, 2025		June 30, 2024
Cash flows from operating activities
Profit for the period	~~W~~	634.903	1,133,578
Adjustments for :
Expenses related to post-employment benefit		5,126	3,551
Depreciation		8,240	6,813
Amortization		1,061	848
Impairment loss (reversal) on other receivables		(33)	106
Finance income		(112,381)	(362,670)
Dividend income		(728,223)	(964,715)
Finance costs		58,189	84,181
Loss on disposal of property, plant and equipment		735	—
Gain on disposal of intangible assets		—	(54)
Loss on disposal of intangible assets		17	198
Impairment loss on investments in subsidiaries, associates and joint ventures		6,651	—
Increase to provisions		756	41
Income tax expense		12,315	12,633
Changes in operating assets and liabilities		108,327	79,333
Interest received		25,650	28,644
Dividends received		685,179	971,137
Income taxes refund (paid)		(13,412)	57,582

Net cash provided by operating activities	~~W~~	693,100	1,051,206

(continued)

8

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

(in millions of Won)	June 30, 2025		June 30, 2024
Cash flows from investing activities
Decrease in deposit instruments	~~W~~	1,480,000	1,550,000
Proceeds from disposal of short-term financial instruments		858,306	2,720,749
Proceeds from disposal of equity securities		—	194,230
Proceeds from disposal of other securities		2,722	2,431
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		11,382	1,758
Proceeds from disposal of intangible asstes		—	1,578
Increase in deposits		(2,520,000)	(1,950,000)
Acquisition of short-term financial instruments		(534,226)	(2,003,699)
Acquisition of short-term debt securities		(50,000)	—
Increase in long-term loans		—	(106)
Acquisition of other securities		(7,519)	(11,245)
Acquisition of investments in subsidiaries, associates and joint ventures		(301,743)	(544,836)
Acquisition of investment properties		—	(1,200)
Acquisition of property, plant and equipment		(126,963)	(120,823)
Acquisition of intangible asstes		(2,772)	(1,753)
Increase in long-term lease security deposits		(475)	(445)

Net cash provided by investing activities	~~W~~	(1,191,288)	(163,361)

Cash flows from financing activities
Increase in long-term financial liabilities		3,278	3,148
Proceeds from bonds		987,117	—
Payment of cash dividends		(378,397)	(379,767)

Net cash provided by financing activities	~~W~~	611,998	(376,619)

Effect of exchange rate fluctuation on cash held		(11)	25
Net increase in cash and cash equivalents		113,799	511,251
Cash and cash equivalents at beginning of the period		409,388	376,915

Cash and cash equivalents at end of the period	~~W~~	523,187	888,166

The accompanying notes are an integral part of the interim condensed separate financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

June 30, 2025 and 2024 (Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of June 30, 2025, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2024. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over an investee, in which the investments are accounted for at cost.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

2. Basis of preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2024 except for the matters mentioned below.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

2. Basis of preparation (cont’d)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2024.

Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that is not exchangeable into the other currency affects, or is expected to affect, the Company’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendment, the Company is not required to restate comparative information The amendments are not expected to have a material impact on the Company’s interim condensed separate financial statements.

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Trade accounts and notes receivable	~~W~~	92,073	48,349
Unbilled receivables (contract assets)		64,535	130,473
Less: Allowance for doubtful accounts		—	—

	~~W~~	156,608	178,822

5. Other Receivables

Other receivables as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Other accounts receivable(*1)	~~W~~	238,497	12,535
Others(*2)		36,881	13,301
Less: Allowance for doubtful accounts(*2)		(4,105)	(4,448)

	~~W~~	271,273	21,388

Non-current
Loans(*2)	~~W~~	228,627	247,569
Long-term other accounts receivable		18,931	14,585
Others		784	309
Less: Allowance for doubtful accounts (*2)		(228,627)	(247,569)

	~~W~~	19,715	14,894

(*1)	The Company includes the amounts to be collected from each domestic subsidiary in accordance with the consolidated tax payment system.
(*2)	The Company assessed the recoverability of other receivables to FQM Australia Pty Ltd, an associate, and recognized an allowance for doubtful accounts for such other receivables from the entity.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Deposit instruments	~~W~~	3,300,000	2,260,000
Short-term financial instruments		113,408	426,420
Debt securities		50,000	—

	~~W~~	3,463,408	2,686,420

Non-current
Equity securities	~~W~~	159,037	158,761
Other securities		260,290	263,059
Deposit instruments		2	2

	~~W~~	419,329	421,822

(b)	Equity securities as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025							December 31, 2024
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation(*1)	15,698,500	1.46	~~W~~	—	—	—	—	—
CSN Mineracao S.A.	102,186,675	1.86		206,265	125,495	(80,770)	125,495	125,219

				206,265	125,495	(80,770)	125,495	125,219

Non-marketable equity securities
PLANTEC Co., Ltd.	18,337,912	10.99		19,437	31,560	12,123	31,560	31,560
Intellectual Discovery Co.,Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-HYUNDAI STEEl	1,055,496	6.00		612	612	—	612	612
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	33,542	5,749	33,542	33,542

			~~W~~	234,058	159,037	(75,021)	159,037	158,761

(*1)	During the year ended December 31, 2024, the Company decided to dispose of the shares of Nippon Steel Corporation and classified the equity security as assets held for sale (see Note 7).

7. Assets Held for Sale

During the year ended December 31, 2024, the Company determined to sell its long-term investments in Nippon Steel Corporation and classified the equity security of ~~W~~467,796 million as assets held for sale in entirety. For the six-month period ended June 30, 2025, the Company conducted the revaluation of its equity interests and deducted ~~W~~64,936 million from assets held for sale.

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures of as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Investment in subsidiaries	~~W~~	43,008,310	42,787,174
Investment in associates		208,129	208,129
Investment in joint ventures		2,699,236	2,636,662

	~~W~~	45,915,675	45,631,965

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of June 30, 2025 and December 31, 2024 are as follows:

			June 30, 2025			December 31, 2024
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,918,622	29,918,622
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,014,963
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO., LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		1,395,687	1,395,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		478,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co., Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO CNGR Nickel Solution	Korea	Nickel refining	60.00		42,868	49,520
POSCO ZT AIR SOLUTION	Korea	Manufacturing and Sales of High-Purity Rare Gases	75.10		63,481	63,481
Others					509,825	446,037

					38,216,346	37,995,210

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,792	283,792
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		66,060	66,060
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sales	100.00		1,510,551	1,510,551
Others					242,685	242,685

					4,791,964	4,791,964

				~~W~~	43,008,310	42,787,174

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(c)	Details of associates and carrying amounts as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)			June 30, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others					12,111	12,111

					38,136	38,136

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
Others					13,799	13,799

					169,993	169,993

				~~W~~	208,129	208,129

(*1)

As of June 30, 2025, the entity is classified as an investment in an associate since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)			June 30, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,865	63,866
PT NICOLE METAL INDUSTRY	Indonesia	Nickel Smelting	49.00		604,046	541,471
Hydrogen Duqm LLC	Oman	Green Hydrogen/Ammonia product business development	44.80		6,452	6,452
Nickel Mining Company SAS(*2)	New Caledonia	Raw material manufacturing and sales	49.00		—	—
SNNC	Korea	STS material manufacturing and sales	49.00		100,631	100,631

				~~W~~	2,699,236	2,636,662

(*1)	As of June 30, 2025 and December 31, 2024, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

As of December 31, 2024, due to continuous operating losses and a deteriorating business environment, the Company assessed that the value in use of our equity interest in Nickel Mining Company SAS is likely to be low. Accordingly, the Company recognized a full impairment loss of ~~W~~189,197 million, which is the difference between carrying amount and recoverable amount.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

9. Investment Property

Changes in the carrying amount of investment property for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the six -month period ended June 30, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	216,211	—	—	(496)	215,715
Buildings		97,752	—	(3,703)	(498)	93,551
Structures		14,409	—	(410)	(75)	13,924

	~~W~~	328,372	—	(4,113)	(1,069)	323,190

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	193,446	1,200	—	21,565	216,211
Buildings		101,229	—	(7,378)	3,901	97,752
Structures		15,225	—	(824)	8	14,409

	~~W~~	309,900	1,200	(8,202)	25,474	328,372

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

10. Property, Plant and Equipment

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	45,151	—	—	—	496	45,647
Buildings		28,447	—	—	(989)	499	27,957
Structures		7,338	—	(63)	(202)	73	7,146
Machinery and equipment		29,821	704	(624)	(2,248)	315	27,968
Vehicles		44	—	—	(8)	—	36
Furniture and fixtures		12,933	2,101	—	(680)	—	14,354
Construction-in-progress		292,259	118,788	—	—	(315)	410,732

	~~W~~	415,993	121,593	(687)	(4,127)	1,068	533,840

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment property and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	—	(5,050)	45,151
Buildings		29,539	4,736	—	(1,927)	(3,901)	28,447
Structures		7,748	1	—	(403)	(8)	7,338
Machinery and equipment		27,549	5,161	(337)	(2,552)	—	29,821
Vehicles		63	—	—	(19)	—	44
Furniture and fixtures		13,485	622	(4)	(1,170)	—	12,933
Construction-in-progress		69,206	239,567	—	—	(16,514)	292,259

	~~W~~	197,787	250,091	(341)	(6,071)	(25,473)	415,993

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of June 30, 2025 and December 31, 2024, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Expenses related to short-term leases	~~W~~	3,067	2,200	5,959	4,386
Expenses related to leases of low-value assets		1,269	1,159	2,915	2,608

	~~W~~	4,336	3,359	8,874	6,994

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

11. Intangible Assets

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2025 and the year ended December 31, 2025 are as follows:

(a)	For the six -month period ended June 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	803	—	—	(92)	144	855
Membership(*1)		10,072	—	—	—	—	10,072
Development expense		3,461	—	—	(854)	3,135	5,742
Construction-in-progress		6,680	2,772	(17)	—	(3,279)	6,156
Other intangible assets		445	—	—	(116)	—	329

	~~W~~	21,461	2,772	(17)	(1,062)	—	23,154

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to other intangible assets.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	(4)	(170)	401	803
Membership(*1)		11,618	—	(1,546)	—	—	10,072
Development expense		2,905	—	—	(1,310)	1,866	3,461
Construction-in-progress		3,565	5,631	(249)	—	(2,267)	6,680
Other intangible assets		677	—	—	(232)	—	445

	~~W~~	19,341	5,631	(1,799)	(1,712)	—	21,461

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

12. Other Assets

Other assets as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Advance payments	~~W~~	894	798
Prepaid expenses		1,508	918

	~~W~~	2,402	1,716

Non-current
Long-term advance payments	~~W~~	12,689	5,325
Long-term prepaid expenses		348	488
Others		—	8

	~~W~~	13,037	5,821

13. Borrowings

(a)	Borrowings as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Short-term borrowings
Exchangeable bonds	~~W~~	41,709	39,053
Long-term borrowings
Long-term borrowings	~~W~~	940,135	1,500

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

13. Borrowings (cont’d)

(b)	Current portion of debentures as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2025		December 31, 2024
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	Sep. 1, 2021	Sep. 1, 2026	—	~~W~~	41,709	39,053

(*1)	The Company classified the exchangeable bonds as current liabilities in consideration of the investor’s exchange right.

(c)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2)	429,064
(Won/share)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out the total face value of exchangeable bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid during the six-month period ended June 30, 2025.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

13. Borrowings (cont’d)

(d)	Long-term borrowings and others excluding current portion, as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2025		December 31, 2024
Foreign borrowings	KOREA ENERGY AGENCY	Dec. 27, 2011	Dec. 26, 2026	3 year Government bond	~~W~~	1,381	1,500
Bonds payable in foreign currency	Global Bonds (5 year maturity)	May. 7, 2025	May. 7, 2030	5.125%		536,609	—
Bonds payable in foreign currency	Global Bonds (10 year maturity)	May. 7, 2025	May. 7, 2030	5.750%		402,145	—

					~~W~~	940,135	1,500

14. Other Payables

Other payables as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Accounts payable	~~W~~	31,165	32,514
Accrued expenses		38,110	14,826
Dividend payable		2,724	3,016

	~~W~~	71,999	50,356

Non-current
Long-term withholdings	~~W~~	36,388	33,110
Less: Present value discount		(1,900)	(2,327)

	~~W~~	34,488	30,783

15. Other Financial Liabilities

Other financial liabilities as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Financial guarantee liabilities	~~W~~	21,092	18,302
Non-current
Derivative liabilities		36,216	—

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

16. Provisions

(a)	Provisions as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025			December 31, 2024
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	4,850	—	4,175	—
Provision for restoration(*2)		1,550	5,995	6,932	—
Others(*3)		35,161	—	35,161	—

	~~W~~	41,561	5,995	46,268	—

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2025 and December 31, 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.89% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~35,161 million of the financial guarantee liabilities the Company provided as other provisions.

(b)	Changes in provisions for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	4,175	4,226	(3,551)	4,850
Provision for restoration		6,932	755	(142)	7,545
Others		35,161	—	—	35,161

	~~W~~	46,268	4,981	(3,693)	47,556

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	9,087	(10,967)	4,175
Provision for restoration		11,562	1,819	(6,449)	6,932
Others		—	35,161	—	35,161

	~~W~~	17,617	46,067	(17,416)	46,268

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

17. Employee Benefits

(a)	Defined contribution plans

The expense related to defined contribution retirement plans for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	58	20	102	63

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Present value of funded obligations	~~W~~	39,586	39,980
Fair value of plan assets		(35,304)	(38,684)

Net defined benefit liabilities	~~W~~	4,282	1,296

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed separate statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Current service costs	~~W~~	1,871	1,933	5,184	3,726
Interest costs		(29)	(85)	(58)	(170)

	~~W~~	1,842	1,848	5,126	3,556

18. Other Liabilities

Other liabilities as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current
Advances received	~~W~~	2,420	3,190
Withholdings		2,821	3,006
Unearned revenue		5,112	2,656

	~~W~~	10,353	8,852

Non-current
Unearned revenue	~~W~~	1,900	2,327

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

19. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of June 30, 2025 and December 31, 2024 are as follows:

①	June 30, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	113,408	—	113,408	—	113,408
Other securities		260,290	—	—	260,290	260,290
Fair value through other comprehensive income
Equity securities		159,037	125,495	—	33,542	159,037
Assets held for sale		402,860	402,860	—	—	402,860
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		523,188	—	—	—	—
Trade accounts and notes receivable		92,073	—	—	—	—
Debt securities		50,000
Other receivables		193,498	—	—	—	—
Deposit instruments		3,300,002	—	—	—	—

	~~W~~	5,094,356	528,355	113,408	293,832	935,595

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	36,216	—	36,216	—	36,216
Borrowings		41,709	41,709	—	—	41,709
Financial liabilities measured at amortized cost(*1)
Borrowings		940,135	—	940,135	—	940,135
Financial guarantee liabilities		21,092	—	—	—	—
Others		84,400	—	—	—	—

	~~W~~	1,123,552	41,709	976,351	—	1,018,060

(*1)	Fair value of financial assets and liabilities measured at amortized cost except for borrowings approximates their carrying amounts.

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	426,420	—	426,420	—	426,420
Other securities		263,059	—	—	263,059	263,059
Fair value through other comprehensive income
Equity securities		158,761	125,219	—	33,542	158,761
Assets held for sale		467,796	467,796	—	—	467,796
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		409,387	—	—	—	—
Trade accounts and notes receivable		48,349	—	—	—	—
Other receivables		28,833	—	—	—	—
Deposit instruments		2,260,002	—	—	—	—

	~~W~~	4,062,607	593,015	426,420	296,601	1,316,036

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	39,053	39,053	—	—	39,053
Financial liabilities measured at amortized cost(*1)
Borrowings		1,500	—	1,500	—	1,500
Financial guarantee liabilities		18,302	—	—	—	—
Others		76,376	—	—	—	—

	~~W~~	135,231	39,053	1,500	—	40,553

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

19. Financial Instruments (cont’d)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2025. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO ASIA COMPANY LIMITED	Credit Agricole	USD	75,000,000	101,730	—	—
	ING	USD	75,000,000	101,730	—	—
	Shinhan	USD	50,000,000	67,820	—	—
POSCO Argentina S.A.U.	BNP	USD	110,000,000	149,204	94,132,278	127,681
	CITI	USD	187,975,000	254,969	172,107,277	233,446
	Credit Agricole	USD	187,975,000	254,969	172,107,277	233,446
	HSBC	USD	187,975,000	254,969	172,107,277	233,446
	JPM	USD	187,975,000	254,969	172,107,277	233,446
	BANK OF AMERICA	USD	50,900,000	69,041	41,943,436	56,892
	KEXIM	USD	167,100,000	226,653	137,879,008	187,020
Associates and Joint ventures
NICKEL MINING COMPANY SAS	SMBC	EUR	46,000,000	73,223	46,000,000	73,223
PT.Nicole Metal Industry	STANDARDCHARTERED	USD	39,200,000	53,171	35,824,311	48,592

		USD	1,319,100,000	1,789,225	998,208,141	1,353,969
		EUR	46,000,000	73,223	46,000,000	73,223

3)	Finance income and costs by category of financial instrument for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

①	For the six-month period ended June 30, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain on disposal	Loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	(7,408)	8,695	(123)	—	1,164	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(49,724)
Financial assets measured at amortized cost		49,628	(13,424)	—	—	—	36,204	—
Financial liabilities at fair value through profit or loss		—	(1,653)	—	(37,219)	—	(38,872)	—
Financial liabilities measured at amortized cost		(8,277)	50,347	—	—	2,279	44,349	—

	~~W~~	41,351	27,862	8,695	(37,342)	2,279	42,845	(49,724)

②	For the six-month period ended June 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	4,990	21,771	43,472	—	70,233	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(66,576)
Financial assets measured at amortized cost		46,502	3,020	—	—	—	49,522	—
Financial liabilities at fair value through profit or loss		—	(64,545)	—	234,218	—	169,673	—
Financial liabilities measured at amortized cost		(582)	(784)	—	—	981	(385)	—

	~~W~~	45,920	(57,319)	13,552	277,690	981	280,824	(66,576)

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

20. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2025 and December 31, 2024 is as follows:

(in Won, except share information)	June 30, 2025		December 31, 2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 7,896,828 and such ADRs are equivalent to 1,996,707 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of June 30, 2025, the Company’s total number of issued shares has decreased.

(*3)	As of June 30, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury stocks.

(b)	Capital surplus as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	16,331

	~~W~~	1,367,990	1,367,990

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

21. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(112,368)	(62,645)

22. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(shares, in millions of Won)	June 30, 2025			December 31, 2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of treasury shares	(1,691,425)		(374,545)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,317	7,003,598	~~W~~	1,550,862

23. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Types of revenue
Dividend income	~~W~~	109,514	114,687	728,223	964,715
Others		45,254	45,174	91,242	93,883

	~~W~~	154,768	159,861	819,465	1,058,598

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	109,514	114,689	728,223	964,719
Revenue recognized over time		45,254	45,172	91,242	93,879

	~~W~~	154,768	159,861	819,465	1,058,598

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

23. Operating Revenue (cont’d)

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Receivables
Trade accounts and notes receivable	~~W~~	92,073	48,349
Contract assets
Unbilled receivables		64,535	130,473
Contract liabilities
Advance received		2,420	3,190
Unearned income		7,012	4,983

24. Operating Expenses

Operating expenses for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Wages and salaries	~~W~~	16,433	16,253	35,353	32,582
Expenses related to post-employment benefits		2,114	1,685	5,716	3,626
Other employee benefits		3,753	4,454	8,745	9,494
Travel		2,095	1,318	3,511	2,667
Taxes and public dues		12,851	12,462	12,896	12,879
Depreciation		2,976	2,802	5,811	5,608
Amortization		608	427	1,026	804
Rental		1,904	1,268	3,820	2,644
Repairs		104	161	235	370
Advertising		6,307	5,122	10,106	10,194
Research & development		36,008	37,606	71,033	70,137
Service fees		22,858	15,848	35,933	31,026
Supplies		58	70	142	278
Vehicles maintenance		606	747	1,220	1,475
Industry association fee		725	1,638	1,872	1,737
Training		580	656	648	835
Others		2,348	1,330	4,577	3,153

	~~W~~	112,328	103,847	202,644	189,509

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

25. Finance Income and Costs

Details of finance income and costs for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Finance income
Interest income	~~W~~	27,954	26,046	49,628	46,502
Gain on foreign currency transactions		15,057	1,882	15,187	3,063
Gain on foreign currency translations		50,590	9,455	51,311	15,697
Gain on disposal of financial assets at fair value through profit or loss		860	10,768	8,695	21,771
Gain on valuation of financial assets at fair value through profit or loss		202	17,407	474	43,472
Gain on valuation of financial liabilities at fair value through profit or loss		—	90,217	—	234,218
Others		1,200	508	2,284	985

	~~W~~	95,863	156,283	127,579	365,708

Finance costs
Interest expenses	~~W~~	8,008	—	8,277	—
Loss on foreign currency transactions		25,742	501	26,540	698
Loss on foreign currency translations		10,330	42,510	12,096	75,381
Loss on valuation of derivatives		36,216	—	36,216	—
Loss on valuations of financial assets at fair value through profit or loss		(772)	—	597	—
Loss on valuation of financial liabilities at fair value through profit or loss		922	—	1,003	—
Loss on transactions of equity securities		—	—	—	8,219
Others		3	293	5	586

	~~W~~	80,449	43,304	84,734	84,884

26. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Other non-operating income
Reversal of impairment loss on other accounts receivables	~~W~~	33	—	33	—
Reversal of other provisions		—	—	—	54
Others		998	1,397	1,914	1,513

	~~W~~	1,031	1,397	1,947	1,567

Impairment loss on investments in subsidiaries, associates and joint ventures
Impairment loss on other accounts receivables	~~W~~	—	—	—	106
Loss on disposals of property, plant and equipment		48	—	735	—
Impairment loss on investments in subsidiaries, associates and joint ventures		6,651	—	6,651	—
Donations		5,001	—	5,501	—
Increase of other provisions		720	95	756	95
Others		451	4,489	752	5,069

	~~W~~	12,871	4,584	14,395	5,270

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

27. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2025		2024	2025	2024
Employee benefits expenses	~~W~~	27,179	25,683	60,360	53,516
Depreciation(*1)		4,238	3,407	8,240	6,813
Amortization		630	449	1,062	848
Service fees		23,483	16,154	37,675	31,814
Rental		4,477	3,492	9,022	7,459
Advertising		6,311	5,122	10,110	10,194
Impairment loss on investments in subsidiaries, associates and joint ventures		6,651	—	6,651	—
Research & development		23,088	25,945	42,712	45,070
Other expenses		29,142	28,156	41,207	39,065

	~~W~~	125,199	108,408	217,039	194,779

(*1)	Including depreciation of investment property.

28. Income Taxes

The effective tax rates of the Company for each of the six-month periods ended June 30, 2025 and 2024 are 1.9% and 1.1%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO). For the transfer gain, the Company simultaneously set provision for accelerated depreciation and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO), which arise from transfer gains under the Corporate Tax Act, were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

28. Income Taxes (cont’d)

(b)	Application of the Consolidated Tax Payment System

From the six-month period ended June 30, 2025, the Company has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, when economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

The current tax assets and current tax liabilities recognized in relation to the consolidated tax payment system for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

(in millions of Won)	June 30, 2025		December 31, 2024
Current income tax assets(*1)	~~W~~	—	27,940
Current income tax liabilities(*2)		222,431	—

(*1)	Presenting the expected corporate income tax refund during the year ended December 31, 2024.
(*2)	Presenting the amount calculated and recognized by applying the consolidated tax payment system during the six-month period ended June 30, 2025.

(c)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the six-month period ended June 30, 2025 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the Company, and, as a result, did not recognize any income tax expense for the six-month period ended June 30, 2025 as the impact of the global minimum top-up tax on the separate financial statements as of June 30, 2025 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

29. Earnings per Share

(a)	Basic earnings per share for each of the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2025		2024	2025	2024
Profit for the period	~~W~~	46,145,579,835	192,238,563,525	634,903,318,088	1,133,577,584,946
Weighted-average number of common shares outstanding(*1)		75,620,779	75,876,207	75,620,779	75,876,207
Basic earnings per share	~~W~~	610	2,534	8,396	14,940

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2025	2024	2025	2024
Weighted-average shares outstanding	80,932,952	84,571,230	81,773,992	84,571,230
Weighted-average number of treasury shares	(5,312,173)	(8,695,023)	(6,153,213)	(8,695,023)

Weighted-average number of common shares outstanding	75,620,779	75,876,207	75,620,779	75,876,207

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of June 30, 2025 and 2024. The diluted earnings per share for the six-month period ended June 30, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Diluted earnings per share for the three-month and six-month period ended June 30, 2024 is calculated as follows:

(in Won, except share information)	For the three-month period ended June 30, 2024		For the six-month period ended June 30, 2024
Profit for the period	~~W~~	192,238,563,525	1,133,577,584,946
loss from revaluation of and exchange rate on exchangeable bonds		(42,639,885,285)	(130,478,878,909)
Diluted profit for the period		149,598,678,240	1,003,098,706,037
Adjusted weighted-average number of common shares outstanding(*1)		79,144,249	79,133,915
Diluted earnings per share		1,890	12,676

(*1)	The adjusted weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024
Weighted-average number of common shares outstanding	75,876,207	75,876,207
Weighted-average number of potential common shares	3,268,042	3,257,708

Adjusted weighted-average number of common shares	79,144,249	79,133,915

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

30. Related Party Transactions

(a)	Related parties of the Company as of June 30, 2025 are as follows:

Type	Company
Subsidiaries

[Domestic]
POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation, POSCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd., Songdo Development PMC (Project Management Company) LLC., POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]
POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) Stainless Steel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]
POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Gale International Korea, LLC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with the related companies for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

1)	For the six-month period ended June 30, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	79,129	332,858	—	370	7,526
POSCO Eco & Challenge Co., Ltd.		4,842	11,037	—	208	—
POSCO STEELEON CO., Ltd		593	—	—	—	—
POSCO DX		1,040	12,425	—	3,181	7,900
POSCO Research Institute		—	—	—	—	4,580
eNtoB Corporation		—	—	—	—	4,327
POSCO FUTURE M CO., LTD.		1,767	11,671	—	—	24
POSCO INTERNATIONAL Corporation		2,784	192,814	166	—	10
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	3,338
Others		678	1,606	2,165	—	9,399

		90,833	566,029	2,331	3,759	37,104

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	9,896	—	—	—
Roy Hill Holdings Pty Ltd		—	94,502	—	—	—
Others		409	39,971	119	—	—

		409	144,369	119	—	—

	~~W~~	91,242	710,398	2,450	3,759	37,104

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2025, the Company provided payment guarantees to the related parties (see Note 19).

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

30. Related Party Transactions (cont’d)

2)	For the six-month period ended June 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	74,662	589,786	—	191	6,825
POSCO Eco & Challenge Co., Ltd.		5,158	11,037	—	259	150
POSCO STEELEON CO., Ltd		619	—	—		9
POSCO DX		655	9,940	—	610	6,537
POSCO Research Institute		—	—	—	30	4,232
eNtoB Corporation		—	—	—	42	3,786
POSCO FUTURE M CO., LTD.		4,995	11,565	—	—	9
POSCO INTERNATIONAL Corporation		2,977	124,396		—	43
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	3,094
Others		2,558	328	873	1	13,615

		91,624	749,524	873	1,133	38,300

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	8,041	—	—	—
Roy Hill Holdings Pty Ltd		—	175,030	—	—	—
Others		158	14,427	112	—	—

		158	197,498	112	—	—

	~~W~~	91,782	947,022	985	1,133	38,300

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2024, the Company provided payment guarantees to the related parties (see Note 19).

(c)	The balances of receivables and payables arising from significant transactions between the Company and the related parties as of June 30, 2025 and December 31, 2024 are as follows:

1)	June 30, 2025

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	50,882	232,026	282,908	1,156	40,485	41,641
POSCO Eco & Challenge Co., Ltd.		4,587	—	4,587	—	553	553
POSCO STEELEON CO., Ltd		573	—	573	—	—	—
POSCO DX		736	288	1,024	2,032	73	2,105
POSCO FUTURE M CO., LTD.		13,804	—	13,804	—	63	63
POSCO Mobility Solution Corporation		406	—	406	—	8	8
POSCO INTERNATIONAL Corporation		3,149	—	3,149	—	414	414
POSCO Argentina S.A.U		—	29,420	29,420	—	—	—
Others		1,727	240	1,967	3,579	3,613	7,192

		75,864	261,974	337,838	6,767	45,209	51,976

Associates and joint ventures
SNNC		320	—	320	—	—	—
Roy Hill Holdings Pty Ltd		44,301	—	44,301	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	230,275	230,275	—	—	—
Others		18,689	149	18,838	—	569	569

		63,310	230,424	293,734	—	569	569

	~~W~~	139,174	492,398	631,572	6,767	45,778	52,545

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest and the Company has recognized allowance for doubtful accounts for all of other receivables.

35

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

30. Related Party Transactions (cont’d)

2)	December 31, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	102,071	1,093	103,164	5,854	36,111	41,965
POSCO Eco & Challenge Co., Ltd.		8,921	—	8,921	—	499	499
POSCO STEELEON CO., Ltd		1,126	—	1,126	—	—	—
POSCO DX		1,561	—	1,561	2,667	535	3,202
POSCO FUTURE M CO., LTD.		15,364	—	15,364	—	65	65
POSCO Mobility Solution Corporation		802	—	802	—	6	6
POSCO INTERNATIONAL Corporation		6,664	—	6,664	—	364	364
POSCO Argentina S.A.U		—	26,002	26,002	768	—	768
Others		3,274	231	3,505	7,873	311	8,184

		139,783	27,326	167,109	17,162	37,891	55,053

Associates and joint ventures
SNNC		662	—	662	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	25,023	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	249,560	249,560	—	—	—
Others		10,665	122	10,787	—	—	—

		36,350	249,682	286,032	—	—	—

	~~W~~	176,133	277,008	453,141	17,162	37,891	55,053

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

(d)	For each of the six-month periods ended June 30, 2025 and 2024, there were additional investments in subsidiaries and others amounting to ~~W~~301,743 million and ~~W~~544,836 million, respectively.

(e)	For each of the six-month periods ended June 30, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2025		June 30, 2024
Short-term benefits	~~W~~	13,241	12,572
Retirement benefits		3,280	1,776

	~~W~~	16,521	14,348

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

36

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

31. Commitments and Contingencies

(a)	Commitments

1)

As of June 30, 2025, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2025, the ending balance of borrowing amounts to USD 1.02 million.

2)	The Company has deposited 85,083 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2025.

(b)	As of June 30, 2025, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 2 lawsuits for contract payment amounting to ~~W~~900 million as defendant as of June 30, 2025. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation as of June 30, 2025.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

(e)	As of June 30, 2025, the Company has been provided a payment guarantee of ~~W~~8,887 million from Seoul Guarantee Insurance in relation to license guarantees and others.

(f)	As of June 30, 2025, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

37

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2025 and 2024 (Unaudited)

32. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the six-month periods ended June 30, 2025 and 2024 are as follows:

(in millions of Won)	June 30, 2025		June 30, 2024
Trade accounts and notes receivable	~~W~~	65,003	70,822
Other accounts receivable		32,242	16,365
Prepaid expenses		(452)	(4,131)
Other current assets		(96)	(234)
Other non-current assets		8	(5,369)
Other accounts payable		(3,402)	1,383
Accrued expenses		15,771	15,575
Advances received		(770)	873
Withholdings		(184)	(973)
Unearned revenue		1,916	(1,167)
Other current liabilities		532	(2,656)
Payments of severance benefits		(6,187)	(13,285)
Plan assets		3,946	2,130

	~~W~~	108,327	79,333

33. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on August 12, 2025, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividends: ~~W~~189.1 billion).

(b)	On August 5, 2025, the Company’s subsidary, POSCO CNGR Nickel Solution Co., Ltd. was liquidated.

(c)

Pursuant to the resolution of the Board of Directors on July 3, 2025, the Company decided to sell the shares in two subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co.,Ltd and Qingdao Pohang Stainless Steel Co., Ltd.

38